                    Filed by Board of Trade of the City of Chicago (CBOT) Subject Company - Board of Trade of the City of Chicago Pursuant to Rule 425 under the Securities Act of 1933 File No. 132-01854

                    *    *    *    *

The following information is available on the Internet.

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CBOT Restructuring Update

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CBOT Membership Overwhelmingly Approves Historic Step In Restructuring
Initiative With Nearly 91% Favorable Vote

CBOT May Volume at 23,221,303 Contracts

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October 27-28, 2000, Glasgow, Scotland --
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6% Coupon Change:
 .  CBOT Treasury Futures
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Information on Project A: Contract specs., bulletins, trading hours, trading access, FAQs

We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.

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Chicago Board of Trade                                              News & Views
--------------------------------------------------------------------------------

News & Views

Want to find out what's going on at the CBOT? In the Futures industry? Check this section for the latest headlines and more.

     Headlines
          .  CBOT Files Suit Over Exercise Rights

          . CBOT, CME Respond to Commodity Exchange Act Legislation Introduced by Ewing

          .  Brennan Testifies in Chicago on Regulatory Reform

          . Dennis Dutterer Named Interim President and CEO of the Chicago Board of Trade

     .  2000 Press Releases

     .  1999 Press Releases

     .  CBOT/MidAm Seat Prices

     .  CBOT Lease Price Ranges

     .  Your View

     .  Regulatory Information

[Press Releases Screen]

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News & Views Screen.]

Chicago Board of Trade                                                 Press Box
--------------------------------------------------------------------------------

Press Releases

June 2000

June 30   CBOT FILES SUIT OVER EXERCISE RIGHTS

June 28 CBOT MEMBERSHIP OVERWHELMINGLY APPROVES HISTORIC STEP IN RESTRUCTURING INITIATIVE WITH NEARLY 91% FAVORABLE VOTE

June 28   DATE SET FOR ALLIANCE TRADING SIMULATION TO START

June 16   HOLIDAY SCHEDULE FOR INDEPENDENCE DAY

June 16   MIDAM MAY VOLUME UP 1.3% AT 196,747 CONTRACTS

June 2    CBOT'S MAY VOLUME AT 23,221,303 CONTRACTS

May 2000

May 25    CBOT, CME RESPOND TO COMMODITY EXCHANGE ACT LEGISLATION INTRODUCED BY
          EWING

May 17 CBOT INCREASES AGRICULTURAL DAILY PRICE LIMITS TO ENHANCE MARKET OPPORTUNITY AND INCREASE EFFICIENCY

May 10    CBOT MARKETS: RESPONDING TO A CHANGING TREASURY MARKET

May 3     DENNIS DUTTERER NAMED INTERIM PRESIDENT AND CEO OF CHICAGO BOARD OF
          TRADE

May 2 CBOT MEMBERS TRADED 19,155,133 CONTRACTS IN APRIL WITH AGRICULTURAL VOLUME UP 9.1% YEAR-TO-DATE

April 2000

April 26 CBOT 10-YEAR AGENCY CONTRACTS HIT CRITICAL MILESTONE--20,000 DAILY OPEN INTEREST LEVEL FIFTEEN DAYS IN A ROW

April 19 CBOT FED FUNDS CONTINUE TO BREAK RECORD OPEN INTEREST LEVELS--VOLUME UP 122.9% YTD

April 18  DENNIS DUTTERER NAMED INTERIM PRESIDENT AND CEO OF CHICAGO BOARD OF
          TRADE

April 14  DONOVAN RESIGNS FROM CHICAGO BOARD OF TRADE

April 5   CBOT 10-YEAR AGENCY CONTRACTS SURPASS KEY OPEN INTEREST MILESTONE

  April     CBOT/MIDAM GOOD FRIDAY HOLIDAY TRADING SCHEDULE
    4

  April     CBOT'S MARCH VOLUME AT 20,518,778 CONTRACTS
    4



March 2000

  March     CBOT SETS VOLUME RECORD FOR 10-YEAR AGENCY CONTRACTS, ANNOUNCES
   30       5-YEAR AGENCY PRODUCTS TO LAUNCH MAY 3

  March     CBOT/EPA HOST EIGHTH ANNUAL SO2 EMISSION ALLOWANCE AUCTION;
   29       CBOT POSITIONED AS ENVIRONMENTAL EXCHANGE FOR THE NEXT GENERATION

  March     CBOT AGENCY CONTRACTS GENERATE STRONG AND STEADY GROWTH
   23

  March     CBOT LAUNCHES 10-YEAR AGENCY NOTE CONTRACTS
   15

  March     CBOT TO LAUNCH 10-YEAR AGENCY NOTE CONTRACTS MARCH 15
    6

  March     CBOT FEBRUARY VOLUME AT 25,369,025 CONTRACTS, UP 11.2% FROM
    2       JANUARY 2000


February 2000

  February  CBOT ANNOUNCES FOUR OFFICER PROMOTIONS
     24

  February  CBOT CALLS FOR FAIR AND BALANCED REGULATORY TREATMENT
     10

  February  CBOT FED FUNDS CONTRACT SET NEW VOLUME RECORD, YEAR-TO-DATE
      3     VOLUME UP 36% FROM LAST YEAR

  February  CBOT/MIDAM PRESIDENTS DAY TRADING SCHEDULE
      3

  February  CBOT POSTS HIGHEST JANUARY VOLUME EVER AT 22,820,812 CONTRACTS,
      2     UP 63.7% FROM DECEMBER 1999


January 2000

  January   CBOT TO EXPAND PROJECT A TRADING HOURS FOR AGRICULTURAL CONTRACTS
     26

  January   CBOT BOARD APPROVES NEW TEN- AND FIVE-YEAR AGENCY DEBT FUTURES
     26     AND OPTIONS CONTRACTS

  January   CBOT DIRECTORS APPROVE HISTORIC RESTRUCTURING
     20

  January   INTERNET ENTREPRENEUR ANDREW "FLIP" FILIPOWSKI TO SERVE ON CBOT
     13     BOARD OF DIRECTORS

  January   CBOT/MIDAM MARTIN LUTHER KING, JR. HOLIDAY TRADING SCHEDULE
      6

  January   CBOT 1999 VOLUME AT 254,561,215 CONTRACTS
      4

  January   CBOT MARKETS EXPECTED TO OPEN ON SCHEDULE IN Y2K
      2

[This screen may be accessed by clicking the "CBOT Files Suit Over Exercise Rights" button on the Press Releases Screen.]

Chicago Board of Trade                                                 Press Box
--------------------------------------------------------------------------------
Press Release

FOR IMMEDIATE RELEASE

David Prosperi
312-435-3456
Katherine Spring
312-475-5987

CBOT FILES SUIT OVER EXERCISE RIGHT

The CBOT complaint seeks a declaration that its move to a Delaware not-for-profit corporation preserves the Exercise Right

CHICAGO, June 30, 2000-Today, the Board of Trade of the City of Chicago filed a lawsuit seeking a declaration that the CBOT's reincorporation as a Delaware not-for-profit corporation would not extinguish the Exercise Right and asking the Court to prevent the Chicago Board Options Exchange from taking any action to the contrary. CBOT's reincorporation as a Delaware not-for-profit is known as Step One of the Board of Trade's restructuring strategy. Step One was resoundingly approved by over 90% of the CBOT's members in a June 28 vote.

On June 20, 2000, CBOE issued a circular stating that when Step One of CBOT restructuring is completed CBOT Full Members' CBOE Exercise Right would "disappear" as a matter of law. Yesterday, the CBOT wrote to the CBOE asking for a written confirmation that the CBOE's position had changed and that following CBOT's reincorporation in Delaware CBOE would take no action to jeopardize the Exercise Right. The CBOE refused to provide that confirmation.

CBOT Chairman David Brennan stated: "I have pledged to our members to do whatever is needed to preserve the CBOE Exercise Right as an essential element of our restructuring plan. Since CBOE persists in its unfounded claim that Step One is inconsistent with the Exercise Right and would otherwise remain free to act to attempt to encumber or eliminate that legal right at any time, we had no choice but to act. We look forward to judicial vindication of our position and to moving forward with our plan to modernize the Board of Trade's business operations."

Attached are copies of the CBOE's June 29 response, our reply, and our letter to CBOT members regarding the lawsuit.

The CBOT urges its members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994,
Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                          --------------------------

Chicago Board of Trade Options Exchange 400 South LaSalle Street Chicago, Illinois 60605 www.cboe.com

Thomas A. Bond Vice Chairman Phone: 312 786-7088 Fax: 312 786-7407 bond@cboe.com

June 29,2000

BY MESSENGER

Mr. David P. Brennan Chairman of the Board Chicago Board of Trade 141 West Jackson Boulevard Chicago, Illinois 60604

Dear David,

Your letter of today suggests that the Chicago Board of Trade has misunderstood CBOE Information Circular IC00-64. By no means does the circular imply any change in CBOE's legal position concerning the effect of CBOT's restructuring on the exercise right. The purpose of the circular was simply to assure our members that we do not intend to bar exercisers from the CBOE's trading floor on account of the reincorporation of CBOT as a Delaware non-stock corporation.

Sincerely, Thomas A. Bond Vice Chairman

                          --------------------------

June 30, 2000

Dear Bill and Tom:

On June 20, 2000, CBOE issued a circular stating that when Step One of our Restructuring is completed our Full Members' CBOE Exercise Right would "disappear" as a matter of law. We strongly disagree with CBOE's view. After receiving your June 29 circular, I wrote to you asking for confirmation that CBOE's position had changed and that you would take no action to jeopardize the Exercise Right based on our reincorporation in Delaware. Your letter of June 29 refused to provide that confirmation.

As you know, preserving the Exercise Right is an essential ingredient of our restructuring plan. Since you have been unwilling to provide us with any assurance that you will not act to attempt to encumber or eliminate the Exercise Right after Step One is effectuated, we had no choice but to act. After careful deliberation, we have today filed a complaint in the Circuit Court of Cook County seeking a declaration that implementation of Step One does not extinguish or impair the Exercise Right and asking the Court to prevent CBOE from taking any action to the contrary.

We regret that you have forced us to resolve this dispute in the courts, but by virtue of your June 29 letter you have given us no alternative. At the same time, we are willing to continue our negotiations with you on a merger or other joint business strategies that will strengthen our two great institutions. We are hopeful that in the coming weeks we can still amicably resolve our differences.

Sincerely, David P. Brennan

The CBOT urges its members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994,
Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                          --------------------------

June 30, 2000

Dear Fellow Members:

On June 20, 2000, CBOE issued a circular stating that when Step One of our Restructuring is completed our Full Members' CBOE Exercise Right would "disappear" as a matter of law. We strongly disagree with CBOE's view. Yesterday, June 29, CBOE issued a new circular, and in response I wrote to CBOE asking for confirmation that its position had changed and that after our reincorporation in Delaware CBOE would take no action to jeopardize the Exercise Right. CBOE has refused to provide that confirmation. Instead, late yesterday afternoon they sent me the attached letter, which speaks for itself. My reply to CBOE's June 29 letter is also attached.

Your Board of Directors and I have pledged to preserve the CBOE Exercise Right as an essential element of our restructuring strategy. Since CBOE persists in its unfounded claim that Step One is inconsistent with the Exercise Right and that it is free to attempt to encumber or eliminate that legal right at any time, your Board of Directors had no choice but to act. After careful deliberation, we have today filed a complaint in Circuit Court of Cook County seeking a declaration that implementation of Step One does not extinguish the Exercise Right, and asking the Court to prevent CBOE from taking any action to the contrary. A copy of the complaint is available in the Legal Department.

We have told CBOE management that we are still willing to engage in negotiations, and we hope that our two great institutions can still resolve our differences amicably. At the same time, we remain committed to preserving the Exercise Right as we move forward with our restructuring initiative.

Sincerely, David P. Brennan

Email: restructuring@cbot.com Hotline: 847-326-0926 Phone: 312-347-5102
Fax: 312-341-5810 Mail: CBOT Restructuring 4015 Board of Trade Building Chicago, Ill. 60604

The CBOT urges its members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994,
Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

[This screen may be accessed by clicking the "CBOT Membership Overwhelmingly
 Approves Historic Step in Restructuring Initiative with Nearly 91% Favorable Vote" button on the Press Release Screen.]


Chicago Board of Trade                                                 Press Box
--------------------------------------------------------------------------------


Press Release

FOR IMMEDIATE RELEASE
David Prosperi
312-435-3456
Katherine Spring
312-475-5987


CBOT MEMBERSHIP OVERWHELMINGLY APPROVES HISTORIC STEP IN RESTRUCTURING INITIATIVE WITH NEARLY 91% FAVORABLE VOTE

Exchange moves toward implementation of remaining steps of restructuring strategy

CHICAGO, June 28, 2000--Chicago Board of Trade members today overwhelmingly voted in favor of implementation of the initial step of the Exchange's strategy to restructure as a for-profit, demutualized organization, with 90.7% of the votes cast in support. This initial step will allow the CBOT to reincorporate as a Delaware non-stock, not-for-profit corporation, which will serve to facilitate the CBOT's future restructuring efforts.

CBOT Chairman David Brennan said, "I applaud the CBOT membership for embracing change and coming together in support of this historic initiative. CBOT members have once again demonstrated their commitment to this institution, its future and its legacy. This is a tremendous vote of confidence in the direction our exchange is headed. By reincorporating in Delaware, which will provide us greater flexibility, and modernizing our corporate governance structure, we can take control of our destiny and emerge as the industry's most nimble, proactive and dynamic futures exchange."

Interim President & CEO Dennis Dutterer said, "This is the dawn of a new era for the CBOT. It is with great confidence that our management team will continue to work closely with the Board of Directors and the Implementation Committee to develop the remaining terms of the overall restructuring."

Re-incorporation efforts are being initiated. Reincorporating in Delaware is considered a key step in any CBOT's restructuring plan the CBOT may implement. The CBOT Board of Directors approved the Exchange's overall restructuring strategy on January 19, 2000. Once the remaining terms of the overall restructuring have been developed, a second membership vote will be conducted at a later date.

We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed with or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such

[This screen may be accessed by clicking the "CBOT Directors Approve Historic Restructuring" button on the Press Releases Screen.]

Chicago Board of Trade                                                 Press Box
--------------------------------------------------------------------------------

Press Release

For Immediate Release
Richard Myers
312/435-3621
rmyers@cbot.com

CBOT DIRECTORS APPROVE HISTORIC RESTRUCTURING

Chicago, January 20, 2000 - Continuing its tradition as the industry standard bearer, the Board of Directors of the Chicago Board of Trade yesterday overwhelmingly approved a plan to restructure the exchange.

The restructuring recommendation calls for the demutualization of the CBOT with current members becoming shareholders in two new companies.

The first company will retain the open outcry platform of trading and will be a closely held, for-profit company. The for-profit status will allow for improved decision-making and a more economically viable business that can take advantage of trading volumes that thrive in the open outcry environment.

The second company will establish an electronic trading capability. This company is expected to trade all current CBOT contracts, plus additional products, in an open access environment. It is expected that equity interests in this new company will be distributed to CBOT members, potentially followed by an initial public offering. No offering of securities will be made in connection with any of the foregoing transactions except by means of a prospectus.

In a letter to CBOT members distributed earlier today, CBOT Chairman David P. Brennan said, "This is an historic time for the Chicago Board of Trade. The CBOT has built its leadership position by being highly responsive to customers and having superior management. This restructuring is another ground-breaking step in continuing the Board of Trade's tradition of industry leadership in the increasingly global and technologically advanced marketplace."

The restructuring initiative is subject to membership approvals.

For additional information, see Chairman Brennan's letter to the membership.

[This screen may be accessed by clicking the "letter" link in the Press Release entitled, "CBOT Directors Approve Historic Restructuring.]

Chicago Board of Trade                                                 Press Box
--------------------------------------------------------------------------------

January 20, 2000



Dear Fellow Members:

Yesterday, the Board of Directors of the Chicago Board of Trade overwhelmingly approved a recommendation of the Restructuring Task Force that will preserve the traditional open outcry platform of trading, while moving the CBOT fully into the electronic marketplace. In this brief letter, I wanted to provide you with an overview of the strategic restructuring proposal that was approved.

As you recall, a task force of directors and members, working closely with senior managers and outside advisors, has been studying restructuring alternatives since last summer. We have worked very hard to develop a plan that answers customer, member, management and staff needs and desires. The CBOT must change if we are going to thrive in an increasingly competitive environment. This restructuring plan is the 'best of all worlds' because it will help us to better serve the trading community, while providing a more stable financial future for our members and customers.

The restructuring recommendation calls for demutualization of the CBOT with current members becoming shareholders in two new companies. The first company will retain the open outcry platform of trading and will be a closely-held, for-profit company. The for-profit status will allow for improved decision-making and a more economically viable business that can take advantage of trading volumes that thrive in the open outcry environment.

The second company will establish an electronic trading capability currently unmatched by other exchanges. This company is expected to trade all current CBOT contracts, plus additional products, in an open access environment. It is expected that equity interests in this new company will be distributed to the CBOT members, potentially followed by an initial public offering. No offering of securities will be made in connection with any of the foregoing transactions except by means of a prospectus.

A separate electronic trading company will allow us to pursue growth opportunities aggressively, as well as seek more strategic alliances and partnerships to capture additional order flow, expand distribution and provide increased access to capital and technology. In fact, potential strategic investors already have expressed an interest in this exciting new venture.

The Board of Directors has created an Implementation Committee of directors to oversee the restructuring plan and prepare the membership ballot materials. The Board also has created a committee consisting solely of independent directors to recommend an allocation of value among the members of the CBOT.

The members will vote to approve the initial steps in the restructuring plan promptly after the preparation of the appropriate legal documentation, and a second vote of the membership to approve the final details of the plan will be required before the plan will be fully implemented later in the year. The initial steps of the restructuring would commence immediately after the first approval. It is anticipated that members will take the second vote in the fourth quarter to approve the final restructuring steps, the conversion of the CBOT into a for-profit corporation and the spin-off of the electronic trading company.

You should understand that there are many details to be determined and tax and other regulatory approvals to be obtained. We will be working to resolve these issues. Members will receive more information through floor meetings and other presentations prior to the vote.

This is an historic time for the Chicago Board of Trade. The CBOT has built its leadership position by being highly responsive to customers and having superior management. This restructuring is another ground-breaking step in continuing the Board of Trade's tradition of industry leadership in the increasingly global and technologically advanced marketplace. I look forward to talking with you about these developments.

Sincerely,


David P. Brennan

[Restructuring Screen]

[This screen may be accessed by clicking the "CBOT Restructuring Update" Button on the Home Page Screen]

CBOT-Restructuring Overview



           Chicago Board of Trade                       News & View



CBOT Restructuring Plan

Plan Summary

 .  Detailed Restructuring Report (05-23-2000)

CBOT Members Q&A

 .  Restructuring Questions-Answers (5-23-2000)

News & Updates

 .  CBOT Files Suit Over Exercise Rights (06-30-2000)
 .  Brennan Letter Informs Members Step One Ballot Mailed for June 2
   Congratulatory Letter From Mayor Daley Attached (06-05-2000)
 .  Text of Remarks by Chairman Brennan at May 25, 2000 CBOT Floor Meeting
   (05-30-00)
 .  Letter From Brennan: Board Approves Step One of Restructuring (05-17-00)

We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, a documents filed by the CBOT at the Commissions web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.

[This document may be accessed by clicking the "Detailed Restructuring Report" button on the Restructuring Screen.]


              Restructuring Report of the Chicago Board of Trade


                                 May 16, 2000

                             RESTRUCTURING REPORT
                                    OF THE
                            CHICAGO BOARD OF TRADE

                               TABLE OF CONTENTS
                               -----------------

                                                                                                Page
                                                                                                ----
SUMMARY.......................................................................................     1
BACKGROUND AND INTRODUCTION...................................................................     5
THE RESTRUCTURING PLAN........................................................................    10
ONGOING RELATIONSHIPS BETWEEN FOR-PROFIT CBOT AND THE ELECTRONIC TRADING COMPANY..............    14
FINANCING.....................................................................................    16
FEES..........................................................................................    18
CLEARING......................................................................................    18
RESTRUCTURING IMPLEMENTATION..................................................................    19
WHAT MEMBERS WILL RECEIVE.....................................................................    23
TRANSFER OF EQUITY INTERESTS..................................................................    27
TRADING RIGHTS................................................................................    28
CORPORATE GOVERNANCE AND MANAGEMENT...........................................................    31
COMPETITION...................................................................................    34
COMPARISON OF RIGHTS OF MEMBERS OF THE CBOT AND MEMBERS OF THE REORGANIZED
   DELAWARE NFP CBOT..........................................................................    35
THE MEETINGS OF MEMBERS.......................................................................    50
SECURITIES LAW ISSUES.........................................................................    54
TAX CONSIDERATIONS............................................................................    54
CFTC REGULATORY MATTERS.......................................................................    54
CONCLUSION....................................................................................    56

                             RESTRUCTURING REPORT
                                    OF THE
                            CHICAGO BOARD OF TRADE


                                    SUMMARY

The derivatives industry has undergone significant changes over the last several years. Electronic trading has emerged as the dominant mode of trading in the European and Asian exchanges and has experienced continued growth in the United States. Demutualization of exchanges is also sweeping through the country as the New York Stock Exchange ("NYSE") and the Nasdaq Stock Market ("NASDAQ") have announced plans to demutualize, and the Chicago Mercantile Exchange ("CME") has begun to implement its reorganization and demutualization plan. Much of this change is being fueled by the advance of technology and the increased customer demand for cost-efficient, effectively run exchanges.

The Chicago Board of Trade ("CBOT") is being tremendously challenged by these changes. As a leader in the derivatives markets, the membership as well as the industry is looking to the CBOT to define the role of the exchange in the financial markets of the future. One step in this process was the CBOT's alliance with Eurex, the world's largest electronic exchange. The next step is the adoption and implementation of a restructuring plan that is intended to position the CBOT as the leading marketplace of the 21/st/ century.

The process of developing the restructuring plan was initially led by the Restructuring Task Force and subsequently undertaken by the Implementation Committee, each with assistance from outside legal, financial, tax, accounting and other advisors. A number of restructuring alternatives were evaluated by the Restructuring Task Force in order to devise the best plan for all stakeholders involved. Highlights of the currently contemplated restructuring plan as currently enumerated in this report by the Implementation Committee and adopted by the CBOT's Board of Directors ("Board") include:

     . Moving the CBOT to a for-profit Delaware corporate structure, focused on updated open outcry trading with enhanced technology ("For-Profit CBOT");

     . Allocating shares of stock representing both trading rights and equity ownership in For-Profit CBOT to the members;

     . Adopting a streamlined management governance structure at the CBOT with a smaller Board of Directors and a more efficient decision making process that would enhance the CBOT's ability to respond to the rapidly evolving marketplace;

     . Reorganizing CBOT's electronic trading business, part of which is now operated by the Ceres Trading Limited Partnership ("Ceres"), as a for-profit company focused on electronic trading;

     . Allocating shares of stock in the electronic trading company to the members;

     . Unlocking value in current membership interests in the CBOT through a potential initial public offering of the stock of the electronic trading company;

     . Attracting capital for the electronic trading company and potentially the For-Profit CBOT;

     .    Attempting to restructure the CBOT's liabilities;

     . Executing a three-year non-compete and cooperative agreement with the electronic trading company during which time For-Profit CBOT cannot operate an electronic trading system within its corporate structure, except for a small order retail execution-type system; and

     . Establishing exchange fees for CBOT members and their lessees at the reorganized electronic trading company that are no higher than those charged to anyone else for the term of the three-year non-compete and cooperative agreement.

We believe that restructuring is essential for many reasons. Without it, the CBOT may not be able to preserve a viable open outcry exchange capable of competing in the future and at the same time capture the growth of electronic trading. Restructuring is the best way to unlock and maximize the value of CBOT membership. It also enables the CBOT to adopt a business model that will allow it to make the decisive moves required to address competitive challenges, build advantageous strategic alliances and lower costs.

The mechanics of this transaction will take place in various independent steps, each dependent upon membership approval. The first step involves the reincorporation of the CBOT as a Delaware nonstock, not-for-profit company ("Delaware NFP CBOT"). Subsequent to this reincorporation, the CBOT will reorganize and activate the electronic trading company as a wholly owned, independently managed subsidiary of Delaware NFP CBOT.

Subsequent restructuring steps call for the conversion of Delaware NFP CBOT into a Delaware for-profit corporation ("For-Profit CBOT") and for the reorganized electronic company to operate independently of For-Profit CBOT. The State of Delaware has a more developed, modern and flexible body of corporate law than the Illinois law currently applicable to the CBOT. Unlike the law of Illinois to which the CBOT is currently subject, the corporate law of Delaware would permit Delaware NFP CBOT to elect to become a for-profit corporation while also providing flexibility to engage in mergers or other business combinations that might be pursued.

As part of the overall restructuring, CBOT members would receive an allocation of shares of stock in For-Profit CBOT and shares of stock in the electronic trading company. Following this allocation, it is currently expected that the electronic trading company would bring an initial public offering to market. The various subsequent steps may be taken together upon approval in a single member vote or may occur independently of each other pursuant to separate membership approvals.

The purpose of the first member vote is only to approve certain legal steps required to implement the first step of the restructuring. Specifically, as described more fully in the ballot and herein, you will be voting to approve the election by the CBOT to accept the Illinois General Not for Profit Corporation Act of 1986, as amended (the "NFP Act"), that will provide the statutory authority to accomplish the first step of the restructuring, and a related technical amendment to the CBOT's special charter necessary to effect such election. In addition, you will be voting to approve the reincorporation merger of the CBOT with and into Delaware NFP CBOT, with Delaware NFP CBOT as the surviving corporation. In connection with the first member vote, we are providing you with further information relating to the overall restructuring strategy.

The first step of the restructuring would be implemented as soon as practicable following approval by the members in the first member vote as described herein. The subsequent steps of the restructuring would be implemented as soon as practicable following the subsequent membership approvals, subject to receiving required regulatory approvals from the Commodity Futures Trading Commission ("CFTC"), the Securities and Exchange Commission ("SEC") and the Internal Revenue Service ("IRS"). In particular, certain aspects of the membership approvals must be solicited pursuant to a proxy statement/prospectus constituting part of a registration statement filed with and declared effective by the SEC. Proxy statements/prospectuses are anticipated to be submitted to you later this year and the subsequent member vote will be held at least 20 business days after the applicable proxy statement/prospectus has been mailed.

Although the restructuring strategy, as presented herein, contemplates that step one and the subsequent steps of the restructuring are parts of an integrated plan to restructure the CBOT, it is important to note that step one is completely independent of the subsequent steps and step one may, if approved by the membership, be implemented even if the subsequent steps are not brought to a vote by the membership, or brought to a vote by the membership but not approved. The first step of the restructuring plan contemplates certain material changes to the legal status, organization and operation of the CBOT, which may be irreversible. These changes and other changes described herein as part of step one of the restructuring would be implemented as soon as practicable following approval by the membership in the first member vote. It is important for you, therefore, to read the ballot disclosure materials and this report carefully before you make your decision regarding whether you wish to vote to approve step one of the restructuring.

As part of the overall restructuring strategy, members would share ownership in both the restructured For-Profit CBOT and the electronic trading company. After completion of all of the contemplated restructuring transactions, the open outcry company would be a Delaware for-profit corporation. The memberships in the CBOT would become memberships in For-Profit CBOT represented by two classes of stock, one of which would be equity bundled with trading rights designed to replicate the trading rights of the current CBOT members, and the other of which would represent equity only. All holders of current CBOT membership interests will receive shares of stock designed to replicate the trading rights they currently possess. For example, CBOT Full Members will receive shares with rights ensuring that they will continue to possess full trading rights and privileges to trade as principal and broker in all contracts traded on the CBOT.

As a for-profit corporation, the open outcry company may be able to utilize the pure equity class of stock to raise additional capital or to attract strategic investors. In addition, the members of the CBOT would receive equity in the reorganized, for-profit electronic trading company.

If the subsequent steps are not brought to a vote by the membership, however, or if brought to a vote by the membership and not approved, then, provided no further action is taken by the CBOT, the CBOT would remain a Delaware not-for-profit company and would not become a for-profit corporation, nor would it be likely that the electronic company would conduct an initial public offering.

This strategy has been designed to provide the CBOT and the reorganized electronic trading company with significant competitive advantages. We believe that the for-profit open outcry corporation would allow members to continue to benefit from existing operations. The For-Profit CBOT would be, and likely remain, closely held and, to the extent permissible under applicable law, guided by the current membership with excess cash flows directed back into the organization to make investments, reduce costs and provide enhanced member trading opportunity.

We believe that the electronic trading company would provide current members with the opportunity to benefit from the growth in this sector. This company would be focused on rapid growth, increased access for the global trading community, high earnings and the potential for becoming a publicly traded entity.

The Board is presenting this report on the restructuring plan to you because it believes it is the single alternative that most effectively positions the CBOT to remain the center of liquidity, preserves open outcry, enhances governance, maximizes value and creates an exciting, formidable electronic trading company.

This report has been provided to you for informational purposes only and, with respect to the description of the subsequent steps of the restructuring, may not be relied upon in reaching your decision to approve step one of the restructuring strategy. In the event of changes to the significant factors underlying the development of the subsequent steps of the restructuring, as currently contemplated, the form and structure of such subsequent restructuring steps may be revised. The description of the subsequent steps of the restructuring, therefore, may be superseded and replaced by subsequent materials distributed or disclosed to you in connection with a subsequent member approval or otherwise and the descriptions contained herein, in such event, may have no further effect or validity.

                          BACKGROUND AND INTRODUCTION

History of Development of Plan

The CBOT was organized in 1848 as a voluntary, unincorporated association to serve as an open outcry marketplace for the growing agricultural derivatives market. In 1859, the Illinois General Assembly by legislative act granted the CBOT a special charter that incorporated the CBOT. Although the CBOT's special charter does not specifically state that the CBOT is a not-for-profit corporation, Illinois courts have consistently assumed that the CBOT was formed as a not-for-profit corporation and is therefore subject to the Illinois Special Charter Not For Profit Corporations Act, as amended (the "Special Charter Act").

In its 152/nd/ year of operation, the CBOT is a leader in the domestic U.S. listed derivatives market with more than a 40% market share and continues to be one of the world's foremost derivatives exchanges with an 18% share of the global listed derivatives market. The CBOT has one of the strongest brand names in the derivatives markets.

The CBOT enjoys a significant leadership position in the market. However, ensuring its success is becoming increasingly challenging in the face of the rapid changes in the derivatives industry driven by innovations in the computer and communications industries. Pressure from these innovations is already beginning to impact the CBOT. Competitors are developing more efficient electronic marketplaces with greater access.

To meet the growing electronic trading challenges and opportunities, the CBOT undertook the Project A technology initiative and began an alliance with Eurex in 1999. Currently, Ceres and CBOT are jointly investing in the Eurex platform with Eurex. In fact, CBOT and Eurex are in final discussions as to their arrangements for the operation of the Eurex system. While these initiatives are appropriately directed, they do not go far enough in positioning CBOT to remain competitive in the rapidly changing electronic business world.

In early 1999, the CBOT Strategy Committee concluded that changes to the CBOT's current structure were necessary in order to address its competitive challenges. This recommendation was included in the strategic plan approved by the Board in August 1999. The Board of the CBOT established a Restructuring Task Force charged with developing a restructuring plan to modernize the CBOT's structure and governance and position it to compete in the evolving marketplace. The Task Force conducted an extensive strategic evaluation process over approximately six months aided by the staff of the CBOT, A.T. Kearney, a management consulting firm, Merrill Lynch & Co., an investment banking firm, Piper Marbury Rudnick & Wolfe, as special counsel to the Task Force, and Kirkland & Ellis, as counsel to the CBOT and the Board.

The process of developing the restructuring plan began with an extensive assessment of current industry trends and best practices. Based upon this assessment, the Task Force developed objectives for a restructuring plan and a detailed business outline, including restructuring alternatives, for both an open outcry market and an electronic trading network.

In January 2000, the Task Force presented its recommendations to the full Board, which approved the recommendation with respect to the restructuring strategy and appointed an Implementation Committee to further refine the details of the plan. In addition, an Independent Allocation Committee, currently comprised of four of the outside directors of the Board, was appointed to develop a recommendation to the CBOT Board with respect to an appropriate and fair allocation of value among CBOT members in connection with the restructuring, including the allocation of shares in the two new companies.

Assessment of Industry Trends

Current industry dynamics threaten the long-term viability of traditional open outcry exchanges. In fact, in 1999, the all-electronic Eurex exchange overtook the CBOT to become the world's most active derivatives exchange. These dynamics are being driven, in large part, by shifting priorities of investors and members of the exchanges, rapid advances in technology and electronic trading and realignment of key industry players.

     Shifting Priorities of Investors and Members

Institutional investors are demanding liquidity, low cost, efficient trade execution and a sophisticated supporting infrastructure. In turn, members are under increasing pressure from clients and new entrants in the marketplace, and want to preserve the value of their memberships. There is tremendous pressure to reduce costs across the industry. To meet this demand, global financial institutions are increasingly matching internal customer orders, thereby serving as their own de facto exchanges. Additional pressure is placed on the industry by the over-the-counter ("OTC") derivatives market, which is estimated to have grown to over $80 trillion in notional amount. OTC derivatives are also growing faster than traditional exchanges. The emerging competing markets are generally lower cost, more accessible, very focused, afford faster execution and are increasing their liquidity. These pressures are forcing traditional open outcry exchanges, such as the CBOT, to modernize in order to remain competitive.

The CBOT recently has faced operational and financial challenges. The current corporate governance structure is oriented toward supporting individual member opportunities often at the expense of the membership as a whole. The current structure has also made it difficult to make necessary decisions expeditiously regarding technology investments, operational efficiencies, trading practices and incentives.

A new, streamlined business structure that can compete effectively with other open outcry markets, electronic exchanges, electronic communication networks
(ECNs) and other alternative trading platforms is necessary for survival. Such a structure would entail significant changes to the CBOT's corporate governance, management accountability, staffing levels, membership services and member benefits.

     Advances in Technology and Electronic Trading

Technological innovations are creating new competitors and encouraging the rapid development of electronic trading systems that challenge the traditional model of the centralized physical auction market. Since the mid-1990s, open outcry volume traded on derivatives exchanges has declined by over 8%, and electronic trading has grown by more than 24%. Based on industry trends outside the United States, electronic trading is expected to account for virtually all overseas trading in the near future.

Many leading exchanges are already fully electronic and many other leading exchanges are aggressively pursuing an electronic model. Even major securities exchanges such as the NYSE and Nasdaq are under pressure from ECNs. Approximately one dozen ECNs have been established in the United States, many in the last two years, by leading investment banks, broker-dealers and market markers, which are aligning themselves with multiple alternative platforms. For example, Goldman Sachs has an investment in five ECNs. ECNs have already captured one-third of Nasdaq's volume.

The CBOT is under pressure from many potential electronic competitors. Cantor/eSpeed has introduced an electronic trading platform for cash bonds, U.S. Treasury futures and block OTC derivatives trades for large OTC derivatives dealers. BrokerTec, backed by nine of the largest U.S. and European investment banks, plans to provide electronic, inter-dealer brokerage for U.S. Treasuries, Euro-denominated sovereign debt and an electronic exchange platform for futures and other derivatives. BrokerTec's key shareholders provide almost one-third of all of CBOT's fees and order flow.

In addition, on-line auction markets and other e-commerce companies continue to seek to enter and develop new markets and could create a very serious competitive threat to the traditional derivatives marketplace.

     Industry Realignment

Many exchanges that have restructured in response to industry pressures have demutualized and have become for-profit entities. Through demutualization, exchanges are streamlining their corporate governance mechanism, quickening decision-making, improving access to capital and technology, and enhancing their ability to quickly enter into strategic alliances. The CME and the New York Mercantile Exchange (NYMEX) are currently pursuing demutualization plans. Some exchanges are considering IPOs to raise capital necessary for strategic endeavors. The ASX and OM (Sweden) are already publicly-held corporations. The NYSE, Nasdaq and SFE are currently considering IPOs.

In addition to demutualization, the industry is consolidating via mergers and alliances of exchanges in order to achieve the economies of scale necessary to remain competitive in a rapidly changing marketplace. Potential competitors and strategic partners have expressed interest in joining the CBOT in a new electronic trading venture. These opportunities offer the prospect of sharing risk, obtaining seed capital and gaining access to order flow that will enhance the establishment of a viable electronic marketplace.

Objectives of Restructuring

The CBOT must be restructured in response to the changing marketplace in order to meet two principal objectives. First, the CBOT must respond to the technological innovations currently shaping the derivatives market. Second, the current governance structure of the CBOT, slow to respond and oriented towards supporting member opportunity, must adopt a more streamlined decision-making process, focused on maximizing value to the enterprise.

With these two objectives in mind, the Restructuring Task Force evaluated a number of restructuring alternatives. The Restructuring Task Force determined that any new structure would incorporate both an updated open outcry exchange, in response to member demand, and an electronic marketplace, in response to competitive pressures.

Strategic Alternatives Considered for the Future of the CBOT

The Restructuring Task Force considered three principal structural alternatives as well as the associated business, corporate, securities, tax and regulatory issues. Each alternative incorporated a variation of the corporate structure and equity ownership of the entities. The structures considered were:

     . Maintaining the CBOT as a parent and creating a new separate electronic trading subsidiary;

     . Organizing a single demutualized holding company with an open outcry subsidiary and an electronic trading subsidiary; and

     . Reorganizing the CBOT as a for-profit company focused on open outcry trading and also reorganizing the CBOT's electronic trading business as a separate for-profit electronic trading company.

After careful consideration of these alternatives, the Task Force determined that the most beneficial structure would be the third alternative. The Task Force presented this plan to the full Board and, after several meetings to review and consider the proposals, on January 19, 2000, the Board approved a plan reorganizing the CBOT into a for-profit company focused exclusively on updated open outcry trading, and also reorganizing the CBOT's electronic trading business (part of which is now operated by Ceres) into a separate for-profit company focused exclusively on electronic trading.

As autonomous entities, each with a separate business focus, the Board believes that each would be able to make independent strategic business decisions and pursue business opportunities as appropriate. As a "for-profit" company, each would have the financial and decision-making flexibility to pursue alliances and joint ventures, as well as the resources to make necessary technology investments. Furthermore, the Board believes that maintaining a separate, reorganized electronic trading company best positions the membership to benefit from the growth and high market value of electronic trading companies and enables the electronic trading company to attract new management talent with e-business expertise. Merrill Lynch & Co. has advised the Restructuring Task Force that the reorganized electronic trading company would have a higher valuation if it is operated separately from the open outcry company. It is the Board's belief that a separate, reorganized electronic trading company would also be better positioned to attract potential investors and strategic partners.

The overall structure as envisioned by the Board of Directors is illustrated below:

       ---------------------------------------------------------
                             Fully Demutualized as
                            Two Distinct Companies

                   --------------           --------------
                     Members as               Members as
                    Shareholders             Shareholders
                   --------------           --------------


                   --------------           --------------
                    Open Outcry               Electronic
                       Corp.                 Trading Corp.
                   --------------           --------------


                    Demutualized               Demutualized
                     For-Profit                 For-Profit

         Governance:
         . 2 Boards; 2 Managements
       ---------------------------------------------------------

Implementation Committee

On January 19, 2000, the Board also appointed a special Board committee, the Implementation Committee, consisting of nine directors and chaired by David P. Brennan, to develop and recommend to the Board the remaining definitive terms of the transactions designed to implement the restructuring plan. The other members of the Implementation Committee are Charles P. Carey, Andrew J. Filipowski, Harold W. Lavender, Jr., Peter C. Lee, Veda Kaufman Levin, James P. McMillin, Joseph Niciforo and Michael P. Ryan. Piper Marbury Rudnick & Wolfe has acted as special counsel to the Implementation Committee. The Implementation Committee was also advised by Merrill Lynch & Co., A.T. Kearney and Kirkland & Ellis, as counsel to the CBOT and the Board. The Committee has held 15 meetings and established working groups to address specific business, legal and other issues in further refining the restructuring plan.

The terms of the restructuring plan presented in this report reflect the details of the Plan developed by the Implementation Committee to date. The Implementation Committee is continuing to evaluate the proposed terms of the subsequent steps of the restructuring and will present its final recommendations relating to the subsequent steps of the restructuring to the full Board for its approval prior to submitting the definitive terms to you for your approval.

                            THE RESTRUCTURING PLAN

Summary

The overall restructuring plan as currently contemplated provides for membership in the CBOT represented by ownership of two classes of stock, each of which would be distributed to the current membership.

     . One class of stock (Class B) would be bundled with trading rights and would be distributed to current members of the CBOT. Access to trading would be restricted to the owner/holder of the trading rights.

     . A separate class of stock (Class A) representing solely an equity interest in the CBOT and unrelated to the class of stock with bundled trading rights will also be established and distributed to members to provide future flexibility for funding capital needs and attracting strategic investors.

The restructuring plan is designed to enable CBOT members to monetize their equity interests in the CBOT and, as a result, to provide a more liquid investment. Implementation of the restructuring plan may also provide CBOT with additional access to capital to fund new business initiatives.

Following approval of the membership in the first member vote, the CBOT would initially reorganize its electronic trading business as a wholly-owned subsidiary of the CBOT.

After approval of the subsequent steps of the restructuring, the CBOT membership ultimately would receive membership interests represented by equity shares in the for-profit electronic trading company. It is currently contemplated that the electronic trading company might potentially offer additional shares to the public. However, we cannot assure you that an offering will occur.

The first member vote will not constitute a securities offering because Delaware NFP CBOT will be a not-for-profit, nonstock corporation after completion of step one of the restructuring. We currently anticipate, however, that the decision whether to proceed with the for-profit conversion of the CBOT and the allocation of shares in the companies will constitute an offering of securities. Accordingly, members will receive a prospectus/proxy statement in connection with a solicitation of approval for these transactions.

Accordingly, this document is not a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy securities. No offering of securities shall be made except by means of a prospectus declared effective by the SEC under the Securities Act of 1933.

The following sections outline in greater detail the rationale for reorganizing the CBOT as a for-profit company and reorganizing its electronic trading business as a for-profit company, and generally describe each company as it is expected to operate after execution of the overall restructuring strategy. Please note that the descriptions contained herein reflect the current expectations of the Implementation Committee and the Board and the actual operations may differ when each company is managed by its own board of directors and management and upon resolution of the final terms of any agreements described below.

The Reorganized CBOT

The complete restructuring plan calls for the CBOT to reorganize as a for-profit, open outcry company with the objective of providing an updated, efficient, well-managed open outcry trading platform. Its strategic focus is expected to be on maintaining and enhancing liquidity by investing in supporting technologies to capture and efficiently execute trades, while considering changes to trading rules and other measures aimed at retaining and enhancing order flow. We believe that For-Profit CBOT should become more cost-competitive in its operations as well as more streamlined in its decision-making processes. The CBOT is intended to be "for profit" but closely held and, while the for-profit corporate structure will allow for dividend payments, For-Profit CBOT currently is not expected to pay dividends.

Along with establishing and increasing earnings, which will be the primary focus of For-Profit CBOT, membership opportunities and support will continue as priorities of the new organization in accordance with applicable law. While bringing a more formal business discipline to the CBOT is a significant objective of the restructuring plan, the main reasons to become a for-profit corporation are to allow the CBOT to be governed by a more modern and developed body of corporate law in Delaware than that provided by the CBOT's current special charter and the Special Charter Act and to allow for more streamlined corporate governance provisions as discussed below.

A demutualized, for-profit entity will have the operating flexibility to take actions to achieve optimal staffing levels. Variable expenses, such as travel, marketing and support costs, are expected to be analyzed and adjusted accordingly.

In parallel with actions to create a more efficient organization, plans call for active investment in technology to enhance efficiency and effectiveness of operations. These plans include:

     . Utilizing technology, including the global network and the CBOT's Order Direct application programming interface ("API"), to expand the business and enhance order capture and routing capability; and

     . Providing "hit and take" functionality linking the pits to the electronic trading company.

Also, as reorganized, For-Profit CBOT will initially maintain and potentially grow market data revenues by offering value-added information services and a variable fee structure for different customers and trading participants.

Streamlined corporate governance would allow the reorganized open outcry company to redefine the traditional relationship between the exchange and its membership. As described further below, the full restructuring strategy calls for authority to be reallocated from the membership to the Board, which is consistent with modern business models. Business decisions could be reached more quickly, enabling For-Profit CBOT to be more responsive to competitive pressures. Management would be empowered to aggressively pursue business growth opportunities and cost reduction efforts, identify and retain key assets from the current organization and obtain required new capabilities.

The Reorganized Electronic Trading Company

The electronic trading company would continue CBOT's endeavor to build a market leadership position by providing a superior electronic trading platform, initially capitalizing on the CBOT brand and Eurex alliance and providing greater access to a continually expanding global trading community. These clients will not be required to own seats or any other type of membership interests in order to utilize directly the electronic trading platform.

The reorganized electronic trading company is expected to commence operations shortly after the first member vote and is currently expected to trade every product currently offered by the CBOT with full fungibility of such products and clearing functions provided by the Board of Trade Clearing Corporation. Additional products may be developed by the electronic trading company independently of the CBOT. Thus, product offerings at the two companies may change over time.

While the focus would be on creating a cost-competitive trade execution capability, the company would also invest aggressively in technology to maintain and enhance its competitive advantage. This could include developing new business and revenue sources in areas such as business to business e-commerce for commodity trading, direct retail access and franchising its capability to other exchanges and geographies.

As a market leader, the electronic trading company will be designed to bring order flow to the electronic platform by providing incentives to customers to trade products at higher volumes. Part of the investment in business development would also be to support increased access to an expanded trading community. Large business development budgets would be established with the expectation that the electronic trading company would have to provide volume discounts, build access capabilities to specific client segments and offer other incentives to capture order flow.

To ensure its prospects for success, the electronic trading company should be quick to market by activating as soon as possible. Moving rapidly is critical to capture early mover advantages for the new electronic trading company and encourage potential competitors to join in alliances. Strategic investors, including those who can bring order flow as well as equity capital, would be sought out. If market conditions permit, the electronic trading company may seek to raise capital in an initial public offering ("IPO"), although we have been provided no assurances of success in this regard. Management would need to acquire new leadership with e-business expertise and continue to leverage and build on the Eurex alliance. Non-core functions would be outsourced in order to attain a cost structure scalable with volume shifts.

Eurex is expected to provide the technology platform for the electronic trading company for at least the term of the current Eurex agreement, which is not currently expected to terminate until 2004. In addition, the electronic trading company would allow the CBOT members to effect transactions through the electronic trading company from the floor of the CBOT.

Benefits

The Board believes that maintaining two separate, for-profit entities, each with a different focus, should provide both For-Profit CBOT and the electronic trading company with the best chance to succeed, as each can make independent strategic business decisions and pursue business opportunities as they see fit. As for-profit corporations, both companies would have the financial and decision-making flexibility to pursue alliances and joint ventures, as well as the resources to make necessary technological investments. Furthermore, reorganizing CBOT's electronic trading business as a separate, for-profit corporation should better position the membership to benefit from the growth and high market value of such companies. A stand-alone, for-profit electronic trading company would also be better positioned to attract new management talent with necessary e-business experience. Finally, Merrill Lynch & Co. has advised the Board that the electronic trading company will have a higher valuation if it is maintained as a separate entity from the CBOT.

                 ONGOING RELATIONSHIPS BETWEEN FOR-PROFIT CBOT
                      AND THE ELECTRONIC TRADING COMPANY

Even though For-Profit CBOT and the electronic trading company will be reorganized as separate corporations, they will continue to share certain information and resources in order to exploit economies of scale. While final arrangements will need to be negotiated with the management of the electronic trading company, the Board is considering certain cooperative objectives.

There are expected to be no ongoing fees paid by the electronic trading company to For-Profit CBOT for the products of the CBOT traded by the electronic trading company or in consideration of the non-competition agreement.

CBOT members will be afforded full trading rights and privileges to trade at the electronic trading company. CBOT members are expected to be able to access the electronic trading company on the trading floor of the For-Profit CBOT via hand-held electronic devices offering "hit or take" functionality. Any such access would be governed by normal access policies and business rules of the electronic trading company. In addition, For-Profit CBOT will own the Order Direct API, open outcry order routing infrastructure and any enhancements to them. The electronic trading company would own the Values API from the CBOT-Eurex Alliance and any enhancements to it.

Market data services, such as quote and information dissemination, are expected to be operated as a consolidated function within For-Profit CBOT and will be shared by For-Profit CBOT and the electronic trading company for fungible products for an 18-month period, which we currently expect to commence shortly after the electronic trading company is formed. The consolidated market data function will utilize a single set of rules and policies and have only one pricing schedule for both entities. All revenue from the market data function will accrue to For-Profit CBOT for the 18-month period.

For the subsequent 18 months, For-Profit CBOT and the electronic trading company will share revenue. Revenue on raw quotes will be proportioned according to each entity's volume in the applicable contract volume, and revenue on value-added information will be shared based on which entity originated the product or other negotiated terms. Thereafter, the boards of the two entities will decide whether there will be an ongoing consolidation of the market data function. For-Profit CBOT will attempt to grow the revenue of the market data function by:

     . Providing alternative pricing schemes to attract and retain new customers;

     .    Increasing distribution;

     .    Developing, marketing and selling other value added services; and

     .    Seeking opportunities with other exchanges.

The electronic trading company will adopt an approach to market data services related to new, non-fungible products it develops best suited to its needs.

For-Profit CBOT will enter into a non-compete agreement with the electronic trading company pursuant to which For-Profit CBOT will be prohibited from operating an electronic trading system for three years from the date of the agreement. For-Profit CBOT is expected to be free, however, to develop and deploy an electronic small order retail execution-type system.

The electronic trading company will be required to list any new products developed by For-Profit CBOT for the five-year term of the Eurex agreement and, if the electronic trading company does not want to list a new product, For-Profit CBOT will be able to list such products on the electronic trading company's platform at cost and obtain all the revenues from these products.

Following the first membership vote, Delaware NFP CBOT will operate the regulatory function for the electronic trading company until the subsequent membership approval and the separation of the electronic trading company from For-Profit CBOT. Delaware NFP CBOT initially will be legally responsible for performing the self-regulatory duties of the electronic trading company. At this time, no significant change is anticipated in the CBOT's ability to fulfill its regulatory obligations. When the electronic trading company becomes a designated contract market following completion of the restructuring strategy, its board will adopt an approach to regulatory services best suited to its needs.

Until the reorganized electronic trading company becomes a designated contract market as part of the final steps of the restructuring strategy, it is anticipated that there will be one rule book. Between the first member vote and such contract market designation, the Delaware NFP CBOT board of directors will control the rule book.

In addition to the cooperative efforts discussed above, both companies will have a common objective to protect and grow total revenue from the derivatives market.

                                   FINANCING

The allocation of the total cost of restructuring between the CBOT and the restructured electronic trading company is still being reviewed by the Implementation Committee. However, the Board has determined that For-Profit CBOT and the restructured electronic trading company will each be responsible for their own start-up and restructuring costs and ongoing common operating costs.

Based upon a preliminary analysis, it is currently expected that both companies will be able to absorb these costs. As part of the final steps of the restructuring strategy and the reorganization of For-Profit CBOT, the electronic trading company and the CBOT are expected to share the then-existing liabilities expected to approximate $55 million primarily attributable to the development costs of the CBOT/Eurex alliance. The For-Profit CBOT is expected to receive a payment of cash and/or securities in an amount equal to such liabilities.

The actual amount of these liabilities, however, has not been determined and will be subject to a number of factors to be determined in the future. Such factors include, but are not limited to, prevailing conditions in the private equity and public markets at the time of capital raising for the electronic trading company, the financial and operating results of the CBOT and the electronic trading company through the time of payment and the expected results of their operations thereafter, additional amounts advanced, if any, by the CBOT to the electronic trading company in excess of currently expected financings, the mix of cash and securities comprising such payment and the expected value of such securities, and the tax consequences to CBOT and the electronic trading company of such payment and the composition thereof.

Allocation of these liabilities may also be subject to lender consents. Furthermore, the electronic trading company is expected to pay its portion of common operating costs including costs related to the CBOT Registrar's Office for contract deliveries, market data services and regulatory functions.

Potential business expansion plans at the CBOT involving new alliances, markets and products would require significant additional investment capital. For-Profit CBOT also will undertake cost reduction efforts and attempt to restructure its liabilities in order to strengthen its financial position.

The electronic trading company will need to attract capital in order to satisfy its start-up costs and its allocated costs related to the restructuring. We currently expect to seek this financing from venture capital investors and members as well as equity participations from strategic partners who may be able to bring order flow in addition to capital. However, we cannot assure you that this capital will be available to the electronic trading company.

It is anticipated that members may be able to subscribe for common shares in the electronic trading company prior to the initial public offering pursuant to a registered offering or on a private placement basis, as conditions dictate. No decision regarding this subscription offering has been made and, accordingly, we cannot assure you that such a transaction will be pursued or, if pursued, competed.

Further details relating to these financing plans will be discussed if and to the extent they are finalized in connection with the subsequent membership approval.

                                     FEES

Trading fees at both companies will be determined independently by their respective boards of directors and managements. The electronic trading company, however, will establish exchange fees for CBOT members and their lessees that are no higher than those charged to anyone else for the term of the three-year non-compete and cooperative agreement. Large business development budgets are expected to be established by the electronic trading company to build order flow by providing volume discounts, building capabilities for specific client segments and other incentive programs. For-Profit CBOT may engage in similar activities to capture order flow.

                                   CLEARING

It is currently expected that all products at both For-Profit CBOT and the reorganized electronic trading company will be cleared initially through the Board of Trade Clearing Corporation ("BOTCC") pursuant to two separate contracts. These contracts are expected to prohibit any third party from having cross margin benefits or offset with the contracts shared by the For-Profit CBOT and the electronic trading company.

Clearing through BOTCC should provide complete fungibility of products traded at For-Profit CBOT and the electronic trading company. Furthermore, For-Profit CBOT is not expected to pay higher clearing charges than the electronic trading company to BOTCC.

Fungibility of products between the two platforms should benefit For-Profit CBOT as well as the electronic trading company. By sharing liquidity, the open outcry platform would be able to retain order flow that might otherwise migrate to the electronic trading company. Fungibility would also allow market participants to offset their open interests across the two platforms and provide cross-margin benefits through BOTCC. The agreement to provide "hit or take" functionality in the pits would permit open outcry traders to take maximum advantage of the shared liquidity and fungibility. Finally, since the members would own the stock of the electronic trading company upon the allocation of its shares, they would thereby share in the value created at the electronic trading company by virtue of the fungibility of products with For-Profit CBOT.

The Board has entered into discussions with BOTCC regarding these relationships and these terms are subject to BOTCC approval. More information will be forthcoming in connection with the solicitation of subsequent membership approval.

                         RESTRUCTURING IMPLEMENTATION

Reincorporation of CBOT into Delaware For-Profit Corporation

The CBOT is currently organized under its own special charter granted by the Illinois legislature in 1859 and has a status that is generally comparable to that of an Illinois not-for-profit corporation. For corporate law reasons, as part of step one of the restructuring, CBOT would first elect to accept the NFP Act, and then CBOT would merge into a newly formed Delaware not-for-profit, nonstock corporation, Delaware NFP CBOT. Delaware NFP CBOT would be the surviving corporation in this merger.

The State of Delaware has a more developed, modern and flexible body of corporate law than the Illinois law currently applicable to the CBOT. Unlike the law of Illinois which is applicable to the CBOT, the corporate law of Delaware would permit Delaware NFP CBOT to elect to become a for-profit corporation while also providing flexibility to engage in mergers or other business combinations that might be pursued.

As discussed herein, the electronic trading company will be reorganized as a wholly-owned for-profit subsidiary of Delaware NFP CBOT in connection with the first step of the restructuring. The election of the CBOT to accept the NFP Act and the merger of the CBOT into Delaware NFP CBOT would both require an affirmative vote of two-thirds of the votes present and voting in the first member vote.

                                   STEP ONE
                ---------        ---------           ---------
                 Members          Members             Members
                ---------        ---------           ---------


                 -------      ---------------     --------------
                  CBOT  ___\   Illinois NFP         Delaware NFP
                 -------   /                  ___\
                                CBOT             /     CBOT
                              ---------------     --------------

                                              Merger
              (Elects to be    (Illinois not-         (Delaware
               governed by       for-profit        not-for-profit,
              Illinois NFP      corporation            nonstock
                 Act)         under Illinois         corporation)
                                  NFP Act)


                                                 --------------------
                                                  Electronic Trading
                                                  Company Subsidiary
                                                 --------------------

Unlike the laws of most states, including Illinois, Delaware law permits a not-for-profit, nonstock corporation to elect to become a for-profit corporation by amending its certificate of incorporation or merging into a for-profit corporation. Upon approval of the members as part of the subsequent membership approval, Delaware NFP CBOT would amend its certificate of incorporation to become a for-profit, stock corporation organized under the laws of the State of Delaware.

Upon conversion of Delaware NFP CBOT into a for-profit, stock corporation, the existing memberships in Delaware NFP CBOT will be converted into membership interests consisting of two classes of stock of For-Profit CBOT. One class of For-Profit CBOT stock (Class B) would represent equity bundled with trading rights and would entitle the holder thereof to access the open outcry trading platform of For-Profit CBOT. The other class of For-Profit CBOT stock (Class A) would represent pure equity (i.e., no trading rights) in the company. All holders of current CBOT membership interests would receive shares of Class A stock. In addition, each class of existing membership interests would receive shares of a series of Class B stock that corresponds to the specific membership interests currently held. For example, Full Members would receive Class B shares that ensure that they continue to possess full rights and privileges to trade as principal and broker in all contracts traded on For-Profit CBOT.

The amendment of the Delaware NFP CBOT certificate of incorporation to elect for-profit status will be subject to the majority vote of the members present and voting in the subsequent membership approval, according to the terms of the Delaware NFP CBOT certificate of incorporation. As part of the final steps of the restructuring strategy, members would receive an allocation of shares of For-Profit CBOT as described above and shares of common stock of the electronic trading company in what is currently anticipated to be a tax-free transaction. More information about the conversion of memberships in Delaware NFP CBOT into membership interests consisting of stock in For-Profit CBOT and the allocation of the stock of the electronic trading company will be provided to you in connection with a subsequent membership vote.

                      UPON COMPLETION OF THE RESTRUCTURING

                             Fully Demutualized as
                             Two Distinct Companies

                   --------------               --------------
                     Members as                   Members as
                    Shareholders                 Shareholders
                   --------------               --------------

                 -------------------          --------------------
                                               Electronic trading
                   For-Profit CBOT                  Company
                 -------------------          --------------------


                 Delaware for-profit          Delaware for-profit
                  stock corporation            stock corporation

Electronic Trading Company

The electronic trading company will succeed to the electronic trading business of CBOT, including the operations of the "electronic trading" division of Ceres. Ceres currently operates two businesses, the electronic trading division and the foreign consultancy division. Only the electronic trading division will become a part of the electronic trading company in connection with the restructuring. The foreign consulting division will become a part of For-Profit CBOT.

As discussed above, the CBOT's electronic trading business would be reorganized initially as a for-profit Delaware corporation, which would be a wholly-owned subsidiary of Delaware NFP CBOT or an affiliate. It would utilize the Eurex platform for its electronic trading system. Electronic trading rights are not expected to be linked to ownership interests in the electronic trading company or For-Profit CBOT. The electronic trading company is currently expected to offer electronic trading rights in an "open access" environment where clients may directly access its trading capabilities. The access policy will be determined by the board of directors of the electronic trading company and may include institutional, broker/dealer and retail clients as appropriate in response to the evolving marketplace.

     Ceres Trading Limited Partnership

As part of the restructuring, the electronic trading assets of Ceres will be rolled up into the electronic trading company, and the foreign consultancy assets of Ceres will be rolled-up into For-Profit CBOT. The roll-up of Ceres will occur after the CBOT has elected for-profit status.

Ceres has Class A limited partners (70%) and Class B limited partners (20%) that together have a 90% interest in the Ceres electronic trading division. Class A limited partners are members or membership interest holders of CBOT and Class B limited partners are clearing members of CBOT. CBOT holds a 10% general partner interest in Ceres. As part of the formation of the electronic trading company after the first membership vote, it is currently expected that the general partner interest in Ceres held by CBOT would be contributed to the electronic trading company.

Under the terms of the Ceres partnership agreement, this roll-up can be completed without any approvals or action by the limited partners. No vote of For-Profit CBOT members will be required because the roll-up involves a subsidiary or affiliate of For-Profit CBOT rather than For-Profit CBOT itself.

Arthur Andersen LLP has conducted a valuation analysis of Ceres in order to provide their opinion of the fair market value of Ceres and each of the underlying partnership interests. Through its analysis, Arthur Andersen prepared a report dated as of May 16, 2000 and concluded therein that the fair market value of Ceres as of such date was $28,600,000. Accordingly, the allocation of the value of Ceres based on this report would be as follows:

                                                           Valuation
                                                           ---------

          General Partner (CBOT)......................... $ 2,860,000
          Class A Limited Partners.......................  20,020,000
          Class B Limited Partners.......................   5,720,000
                                                          -----------
                                                          $28,600,000

Based on this valuation, if the Ceres roll-up were completed today, it is expected that the limited partners would receive an allocation of Class A shares of For-Profit CBOT equal in value to the amounts set forth above. This valuation analysis would be the method used at later time to allocate consideration for interests in Ceres, subject to a significant change to any factors deemed material to the analysis.

Allocation of Electronic Trading Company Stock

The reorganized electronic trading company will be separate from the CBOT and will operate as an independent for-profit company after the completion of the full restructuring strategy. As part of the final steps of the restructuring, member-shareholders of For-Profit CBOT will receive an allocation of shares of common stock in the electronic trading company. These elements of the final steps of the restructuring will not be effected until an IRS ruling is obtained to the effect that the allocation of shares of the For-Profit CBOT and shares of the electronic trading company will be tax-free to the companies and the members. After the allocation of its common stock to the members, it is expected that the electronic trading company will become an independent company as described below.

Initial Public Offering of Electronic Trading Company

It is currently anticipated that the electronic trading company would undertake an underwritten offering of its common stock to the public (the "IPO"). We believe that an IPO reflects an attractive means of monetizing member's interests and accessing capital for the electronic trading company.

No determination has been made as to the length of time between the reorganization of the electronic trading company and the IPO, which will depend on market conditions at the time, as well as other factors. Although we cannot assure you as to when or whether an IPO will be successfully completed, it is the Board's current belief that the IPO would help ensure that the value of membership after the overall reorganization is greater than the value of CBOT membership currently. It will also provide the electronic trading company with capital to fund its operations, create capabilities to raise capital for future investments and growth, and strengthen its competitive position.

                           WHAT MEMBERS WILL RECEIVE

CBOT membership interests will be affected in material respects by both the first step and the subsequent steps of the proposed restructuring.

Step One As part of the reincorporation of CBOT in Delaware as Delaware NFP CBOT, a Delaware nonstock, not-for-profit corporation, CBOT membership interests will be converted into membership interests in Delaware NFP CBOT. These new membership interests will continue to possess full rights and privileges to trade as principal and broker in all contracts traded at Delaware NFP CBOT. However, as described more fully in "Comparison of Rights of Members of CBOT and the Reorganized Delaware NFP CBOT" herein, certain rights of members will be changed as part of step one of the restructuring but, generally speaking, are expected to be substantially similar in all material respects to members' current rights.

Subsequent      The subsequent steps of the restructuring will involve the
Steps           conversion of Delaware NFP CBOT into For-Profit CBOT, a Delaware for-profit, stock corporation. As part of Delaware NFP CBOT's election to become a for-profit, stock Delaware corporation, the membership interests of Delaware NFP CBOT will be converted into membership interests represented by shares of common stock in For-Profit CBOT. In addition, certain rights of members, including the rights of members to petition and adopt new rules, will be materially changed as part of the subsequent steps of the restructuring. These changes have the effect of reallocating authority from the membership to the board of directors. In addition, the electronic trading company, reorganized in step one as a Delaware for-profit, stock corporation, will allocate stock to the members.

     For-Profit CBOT Stock

As part of the conversion to a Delaware for-profit, stock corporation, it is expected that CBOT memberships will receive two classes of For-Profit CBOT stock. One class (Class B) will combine all current CBOT trading rights and privileges with equity while the other class (Class A) will constitute equity only. For-Profit CBOT may be able to utilize the Class A shares in the future to raise additional capital or attract strategic investors. However, no assurances can be given that capital will be raised or strategic investors attracted. It is currently anticipated that there would be five different series of Class B shares, each corresponding to the existing trading rights of one of the five CBOT membership interests, as follows:

          ------------------------------------------------------
            CBOT Membership              Series of Class B
               Interest                Stock in For-Profit CBOT
          ------------------------------------------------------
           Full                                  B-1
          ------------------------------------------------------
           Associate                             B-2
          ------------------------------------------------------
           GIM                                   B-3
          ------------------------------------------------------
           IDEM                                  B-4
          ------------------------------------------------------
           COM                                   B-5
          ------------------------------------------------------

As part of the restructuring, all CBOT members will receive an allocation of Class A shares and holders of each of the five CBOT membership interests will receive Class B shares of the specific series (B-1 through B-5) that corresponds to the CBOT membership interest held by such member. For example, CBOT Full Members will receive Class A "equity only" shares and will receive Class B-1 shares ensuring that they continue to possess full trading rights and privileges to trade as principal and broker in all contracts traded on the CBOT.


     Electronic Trading Company Stock

As part of the restructuring, CBOT members will also receive an allocation of shares of common stock in the electronic trading company.

     Share Allocation Methodology

Stock in For-Profit CBOT and the reorganized electronic trading company will be allocated to each CBOT member according to the type of membership interest in the CBOT currently held by each member. The vast majority of the total equity interests in For-Profit CBOT, measured by number, is expected to be represented by the Class A shares and a small portion of the equity interests, as well as the trading rights and privileges in the CBOT, is expected to be represented by the Class B shares.

It is currently expected that the electronic trading company will have only one class of common stock, representing 100 percent of its total equity.

In connection with the initial approval of the restructuring strategy, on January 19, 2000, the Board formed an Independent Allocation Committee of the Board of Directors to develop and present a recommendation to the Board with respect to the appropriate and fair allocation of value of For-Profit CBOT and the reorganized electronic trading company among the current CBOT membership. The final decision regarding the allocation of value in For-Profit CBOT and in the electronic trading company, which in the event of a significant change in a factor material to the allocation analysis, may be subject to modification, will not be made by the CBOT Board until immediately prior to submitting the subsequent steps of the restructuring plan to the members. In order to ensure independence and lack of self-interest, the Allocation Committee is currently comprised of four outside directors of CBOT, Dr. Robert S. Hamada, Robert H.

Michel, Ralph H. Weems, and chaired by Governor Thompson. Special counsel to the Independent Allocation Committee is Winston & Strawn and William Blair & Company, L.L.C. is their financial advisor.

As directed, the Allocation Committee has developed an allocation methodology which has been reviewed and approved by the Board. The Committee considered a variety of factors and the allocation methodology takes into account a combination of factors rather than a determination based on a single factor. Although they did not assign specific weight to any particular factor, the Committee did give greater importance to liquidation and voting rights and to the allocation ratio employed in the formation of Ceres. The Allocation Committee did consider seat prices and historical contract volumes. Pursuant to this allocation methodology, the number of Class A and Class B shares in the reorganized For-Profit CBOT and the number of shares of common stock in the reorganized electronic trading company that will be issued to the CBOT members will be determined by the Board immediately prior to the time the registration statement with respect to such stock is declared effective by the SEC. At that time, based on the proposed methodology, and assuming no significant change of a material factor discussed above, we currently expect that the Class A and Class B shares of the reorganized For-Profit CBOT and the common stock of the electronic trading company would be distributed to the CBOT members as follows (without giving effect to the issuance of additional shares in connection with the Ceres roll-up as discussed herein):

     . Each full, Associate, GIM, IDEM and COM membership will receive Class A and Class B shares of For-Profit CBOT and shares in the electronic trading company on a 5.00 - 1.00 - 0.50 - 0.07 - 0.06 basis.

Although we cannot assure you at this time that this will be the allocation of stock in the two companies, because the allocation is subject to Board approval prior to the applicable subsequent membership approval, this is what we currently expect the allocation to be, absent a significant change of a material factor discussed above and subject to any adjustment that may be required to take into account the Ceres roll-up.

In addition, each of the Class A and Class B shares in For-Profit CBOT and the shares of the electronic trading company will represent the right to cast one vote for matters submitted to a vote of shareholders thereof and, therefore, the initial voting power on a membership-interest basis in For-Profit CBOT and the electronic trading company will be distributed according to the ratios set forth above and on the percentage ownership basis set forth in the table below.

As a result of this allocation methodology, set forth below please find a comparison of the ownership percentages of both the For-Profit CBOT and the electronic trading company resulting from the Allocation Committee's recommendation as well as other factors examined by the Allocation Committee:

          Ownership Percentages from Various Allocation Methodologies


                                                                       Seat Market Value
                                                               --------------------------------
Allocation
   of
Percentage
Interest                                                            Median/(3)/                                   Independent
                                                               --------------------
                                                                                                                   Allocation
Member               Liquidation    Voting        Ceres                                           Contract         Committee
Class    Seats/(1)/    Rights       Rights    Formation/(2)/     1999     1995-1999   Spot/(4)/  Volume/(5)/   Recommendation/(6)/
------   ----------  -----------   --------   --------------   --------   ---------   ---------  -----------   -------------------
Full          1,402        89.99%     91.57%           90.29%     75.62%      70.58%      83.74%       50.00%                88.07%
AM              774         8.28%      8.43%            8.31%     16.78%      20.86%      11.60%       39.90%                 9.72%
GIM             184         1.31%      0.00%            0.99%      1.80%       1.93%       1.00%        0.60%                 1.16%
COM             643         0.21%      0.00%            0.21%      3.89%       5.01%       2.58%        4.80%                 0.57%
IDEM            641         0.21%      0.00%            0.21%      1.90%       1.62%       1.08%        4.70%                 0.48%
                     -----------   --------   --------------   --------   ---------   ---------  -----------   -------------------
 Total                    100.00%    100.00%          100.00%    100.00%     100.00%     100.00%      100.00%               100.00%
                     ===========   ========   ==============   ========   =========   =========  ===========   ===================

--------------------------------------

(1) Seat count as of April 5, 2000.
(2) Reflects allocation among the member classes of 70% interest in Ceres.
(3) One and five year periods ending July 21, 1999.
(4) As of May 4, 2000.
(5) Based on volume from September 1998 through February 2000.
(6) Reflects allocation of shares of common stock in For-Profit CBOT and the electronic trading company to each Full, Associate, GIM, COM and IDEM membership, respectively, in the ratio of 5.00:1.00:0.50:0.07:0.06.

In addition to the stock issued to For-Profit CBOT members pursuant to the restructuring, it is also expected that For-Profit CBOT will have authorized but unissued Class A shares, and the electronic trading company will have authorized but unissued common stock, each of which will be available for capital raising activities (e.g., sale of stock), strategic business initiatives (e.g., acquisition of another company for stock) and share-based compensation programs (e.g., stock option incentive compensation plans). However, we cannot assure you as to whether or when such shares will be issued to outside investors or for what purposes.

In summary, as a result of the restructuring, each CBOT member will receive the following types of stock in For-Profit CBOT and the electronic trading company, in the ratios set forth above.


--------------------------------------------------------------------------------------
                                                                  Electronic Trading
                                      For-Profit CBOT Stock         Company Stock
       CBOT Membership Interest             Received                   Received
--------------------------------------------------------------------------------------
   Full                               Class A & Class B-1         Common Stock
--------------------------------------------------------------------------------------
   Associate                          Class A & Class B-2         Common Stock
--------------------------------------------------------------------------------------
   GIM                                Class A & Class B-3         Common Stock
--------------------------------------------------------------------------------------
   IDEM                               Class A & Class B-4         Common Stock
--------------------------------------------------------------------------------------
   COM                                Class A & Class B-5         Common Stock
--------------------------------------------------------------------------------------

The report of the Allocation Committee is available for review at the Office of the Secretary of the CBOT.



                         TRANSFER OF EQUITY INTERESTS

For-Profit CBOT

It is anticipated that the vast majority of the membership interests, by number, then consisting of shares of stock in For-Profit CBOT, will be represented by the Class A shares. Initially, these Class A shares will be closely held among the current members of the CBOT, which will affect the liquidity and determination of the value of such shares. The board of directors of For-Profit CBOT will reserve the right to impose transfer restrictions on these shares in order to address the following issues, among others:

     . Protection against large amounts of Class A shares being sold within certain time periods, which could prohibit holders from realizing the full value of their Class A shares;

     . Institution of appropriate limits on the sale of Class A shares to maintain an orderly market for the Class A shares; and

     . Protection against an investor establishing a controlling position in Class A shares without the Board's consent, either at prices below what the Board believes reflects the long-term value of For-Profit CBOT or for the purpose of influencing the decision-making process of For-Profit CBOT.

Class B shares, which will be bundled with trading rights, may not be transferred unless the eligibility requirements imposed by For-Profit CBOT on persons eligible for trading are satisfied. As discussed below, the eligibility requirements are not expected to be substantially different than the current eligibility requirements for membership in the CBOT.

Electronic Trading Company

Initially, the entire equity interest in the electronic trading company will be represented by its shares of common stock. Prior to an IPO, the board of directors of the electronic trading company, working together with the underwriters of the IPO, may establish transfer restrictions with respect to the shares of common stock of the electronic trading company. These transfer restrictions may be more or less restrictive than those imposed on For-Profit CBOT's Class A shares, and certain additional differences may exist.

Lock-up agreements are typical arrangements between the underwriters and significant stockholders in a company that restrict the ability of such stockholders to sell their stock in order to facilitate the efficient marketing of an offering. There is currently expected to be a lock-up period restricting the sale of shares of common stock of the electronic trading company.

In the event that the IPO is not successfully completed, a liquid trading market for the shares of the electronic trading company may never develop. At this time, we cannot provide you with any assurances with respect to the outcome of these issues.


                                TRADING RIGHTS

The trading rights in For-Profit CBOT will be "bundled" with its Class B shares. The electronic trading company will have open access to trading and, accordingly, no special trading rights will be associated with the stock in the electronic trading company. CBOT members, however, will have full rights and privileges to trade as principal and broker in all contracts traded on the electronic exchange in which such membership interest holders have current trading rights at the CBOT.

For-Profit CBOT

As previously discussed, trading rights and privileges in For-Profit CBOT will be associated with its Class B shares, with different series of Class B shares mirroring the trading privileges currently associated with the various membership interests in CBOT to the extent permitted under Delaware law. For example, holders of Class B-1 shares will continue to possess the full trading rights and privileges currently possessed by the CBOT's Full Members. Therefore, trading access at the CBOT will continue to be restricted, with trading rights "bundled" with an equity interest.

     CBOE Exercise Right

One source of significant value to Full Members of the CBOT is the embedded right to trade at the Chicago Board Options Exchange ("CBOE"). While a member may only trade at one or the other exchange at a time, this exercise right effectively means that a CBOT Full Member has access to two exchanges. In addition, since a Full Member has the additional right to lease his or her membership (other CBOT membership classes have this right as well, but may not gain CBOE access), it means that members may enjoy the value of this right even after they retire from active trading. Currently, nearly half of the CBOT Full Members have exercised their right to access trading at the CBOE.

The Board fully intends to preserve the CBOE exercise right. The CBOT's legal counsel has advised the Board that the 1992 agreement with the CBOE contemplates a restructured CBOT under certain conditions and, while the CBOE has communicated that it disagrees and has suggested that it will contest trading access through the CBOE exercise right subsequent to the restructuring plan, the Board and legal counsel believe that the CBOT Board-approved restructuring plan complies with those conditions.

The Board is currently in discussions with the CBOE regarding a potential combination of the businesses of the CBOT and the CBOE. Currently, however, no agreement has been reached with the CBOE with respect to any combination and we cannot assure you that any agreement will in fact be reached.

     Leasing of Trading Privileges

As is currently the case, CBOT members will continue to be able to lease their trading privileges to other parties under certain conditions after the restructuring which are expected to be substantially similar to the current conditions established for leasing. The trading privileges component of the Class B shares can be used by the owner of such Class B shares or can be leased to another party who satisfies the eligibility requirements imposed by For-Profit CBOT. It is intended that such eligibility requirements will be substantially similar to the current CBOT requirements.

     Transfer Restrictions

No Class B shares may be transferred until the eligibility requirements imposed by the reorganized CBOT on persons eligible for trading are satisfied. It is intended that such eligibility requirements will be substantially similar to the current requirements, although the Board reserves the right to modify the transfer restrictions.

Electronic Trading Company

When the electronic trading company begins operations, Full Members of the CBOT, as well as all other membership interest holders at the CBOT, will have full rights and privileges to trade as principal and broker in all contracts traded on the electronic exchange in which such membership interest holders have current trading rights at the CBOT. Electronic trading rights are not expected to be linked to ownership interests in the electronic trading company or For-Profit CBOT. The electronic trading company is currently expected to offer electronic trading rights in an "open access" environment where clients may directly access its trading capabilities. The access policy will be determined by the board of directors of the electronic trading company and may include institutional, broker/dealer and retail clients as appropriate in response to the evolving marketplace. Trading privileges in the electronic trading company will include the right to trade all current CBOT contracts plus additional products carried by the electronic trading company, if any.

                      CORPORATE GOVERNANCE AND MANAGEMENT

In order to enhance the efficiency and accountability of corporate decision-making, it is contemplated that, as part of the subsequent steps of the restructuring, CBOT will adopt a new, streamlined model of corporate governance intended to be more similar to the governance of most publicly-traded corporations. Similarly, the electronic trading company, upon its reorganization as a for-profit company, will be organized with governance provisions similar to those of other publicly traded e-commerce businesses.

CBOT

     CBOT Step One

Certain changes in the governance and management structure of the CBOT will occur upon the implementation of step one of the restructuring plan. For the most part, these changes are procedural or administrative in nature and are designed to "modernize" the CBOT and streamline its corporate governance model in a manner consistent with the overall restructuring strategy. As previously stated, the first step of the restructuring involves CBOT converting into a Delaware non-stock, not-for-profit corporation. As part of this reincorporation, Delaware NFP CBOT will be governed by a new certificate of incorporation and by-laws, which together will incorporate, to the largest extent possible under Delaware law, substantial portions of the current CBOT Rules and Regulations.

The composition of the board of directors of Delaware NFP CBOT will be identical to the current Board. The Certificate of Incorporation and Bylaws of Delaware NFP CBOT as a Delaware not-for-profit, nonstock corporation are attached as Exhibits to the Chicago Board of Trade Restructuring--Step One Ballot Disclosure, which is attached to the ballot as an Exhibit (the Chicago Board of Trade Restructuring - Step One Ballot Disclosure together with the Exhibits, collectively the "Ballot Disclosure").

     CBOT Subsequent Steps

When Delaware NFP CBOT converts into For-Profit CBOT, a Delaware for-profit, stock corporation, in a subsequent step in the restructuring, For-Profit CBOT will adopt a more streamlined corporate governance model similar to that found in many publicly-traded corporations. Generally, modern corporate governance is characterized by democratic principles whereby stockholders elect directors who are ultimately responsible for the management of the company. Each share held entitles a stockholder to vote on matters submitted to a vote of the stockholders. The stockholders do not directly influence management decisions relating to the operation of the business of the company other than through the exercise of their rights to elect directors and approve certain extraordinary transactions such as mergers, business combinations, sales of all the assets or increases in authorized shares of stock.

Upon completion of the entire restructuring strategy, it is expected that the new governing documents of For-Profit CBOT will repeal the petition process and vest greater authority with the board of directors. This will have the effect of shifting power regarding the direction of the CBOT from the members to the board of directors of For-Profit CBOT. In addition, For-Profit

CBOT will adopt new trading rules, which are expected to modernize those currently in effect at CBOT. Subsequent changes to the rules will not require membership approval. The Implementation Committee is working to develop the organizational documents and trading rules and regulations that will govern For-Profit CBOT. These documents will be submitted for your review and approval as part of the subsequent membership approval.

The current Board of the CBOT will remain in place as the initial board of directors of Delaware NFP CBOT. The CBOT Board, however, is expected to be streamlined to consist of nine members in connection with the subsequent step of reorganizing as For-Profit CBOT. The CBOT Board is expected to charge the Nominating Committee of the Board to recommend a slate of non-CBOT member or "external" directors and CBOT-member or "internal" directors for the For-Profit CBOT final Board of Directors. Upon approval by the Board, all of the internal directors, including the chairman, will be elected by the members. The external directors will be elected by the CBOT Board.

After completion of the overall restructuring, the For-Profit CBOT Board of Directors is expected to consist of a total of nine members, of whom six are expected to be members of For-Profit CBOT and three are expected to be independent, non-CBOT members. The For-Profit CBOT Board of Directors will be divided into three "staggered" classes of directors, with the term of each class expiring in successive years over a three year period. It is currently expected that For-Profit CBOT's three classes of directors will have the following terms when the final For-Profit Board is established for the first time:

     . two internal directors (including Chairman) and one external director for one-year terms;

     .    two internal directors and one external director for two-year terms;
          and

     .    two internal directors and one external director for three-year terms.

At each subsequent annual election, each class of directors whose term has expired will stand for election to a new three year "staggered" term. After the final For-Profit CBOT Board of Directors has been established, future For-Profit CBOT Boards of Directors will propose "internal" and "external" directors as their terms come due and all directors will be elected by the members. The Chairman will be elected by members of the For-Profit CBOT Board of Directors.

Electronic Trading Company

The governance of the reorganized electronic trading company will provide for the modern governance mechanisms discussed above and employed by many publicly traded corporations. The Implementation Committee has developed the Certificate of Incorporation and By-Laws for the electronic trading company as a wholly-owned Delaware for-profit, stock corporate subsidiary and these documents are available for review at the Office of the Secretary of the CBOT. These documents will govern the operations of the electronic trading company as soon as it is organized as a wholly-owned subsidiary of Delaware NFP CBOT. These documents may be revised in connection with capital raising activities such as the expected IPO to reflect the provisions typical of a stand-alone public company.

Initially, as a subsidiary of the CBOT, the electronic trading company will be subject to the trading rules and regulations of the CBOT. The Implementation Committee is in the process of developing the trading rules and regulations applicable to the electronic trading company after the allocation of its shares to the members. The Board will present these to you for your review in connection with the applicable subsequent membership approval.

It is intended that the management of the electronic trading company will be substantially independent as soon as it is established. Merrill Lynch & Co. has indicated to the Board that having independent management in place and executing the business plan outlined herein is necessary in order to position the electronic trading company as a viable candidate to attract strategic partners and for an initial public offering.

The CBOT Board will retain, however, the authority to establish certain terms of operations of the electronic trading company. Powers reserved to the CBOT Board for approval are currently expected to include, without limitation, the issuance of up to 20% of the equity of the electronic trading company, the operation of Ceres by the electronic trading company as general partner and policies with respect to fees, hours, margins and access. During the interim period after the first member approval and the final separation of the reorganized electronic trading company, as the board of directors of the controlling shareholder of the electronic trading company and due to various operational requirements such as funding and access to products, platforms and fungibility, the Delaware NFP CBOT board of directors ultimately will be in a position to direct the focus of the electronic trading company and its board of directors.

The Board has directed the Implementation Committee, in consultation with the Nominating Committee of the CBOT, to search for appropriate directors and management for the electronic trading company. The Nominating Committee will recommend a slate of external directors for the transition board of the electronic trading company. The Implementation Committee will recommend a slate of internal directors for the transition board of the electronic trading company. It is anticipated that the external members of the transition board will serve on the final board. Once the Nominating Committee and the Implementation Committee have decided upon appropriate candidates, they will present such candidates to the CBOT Board for its consideration. The CBOT Board will have the authority to elect the directors and appoint officers of the reorganized electronic trading company, pursuant to its authority as the Board of Directors of the sole shareholder of the electric trading company.

Consequently, the initial board of directors and management of the electronic trading corporation will not be appointed or elected by the CBOT members. The electronic trading company's board of directors initially is expected to consist of a total of seven members, of whom four are currently expected to be members of the CBOT, who may or may not be members of the current Board, and three are currently expected to be independent parties with outside e-commerce or related experience. The board of directors of the electronic trading company will be authorized to have up to fifteen members in order to provide the flexibility to appoint additional board members, either prior to or after the allocation of its shares to CBOT members, if required to attract potential strategic investors or as otherwise determined by the board of directors of the electronic trading company. The Chairman of the electronic trading company board will be designated by the electronic trading company's board.

Although there may be some overlap between the first and final membership approvals, after the separation of the electronic trading company, it is currently expected that no members of the board of directors of the electronic trading company would also be members of the Board of Directors of For-Profit CBOT. Like the For-Profit CBOT Board of Directors, the board of directors of the reorganized electronic trading company will be divided into three "staggered" classes of directors, with the term of each class expiring in different years over a three year period. The electronic trading company's transition board will appoint an acting CEO and will begin a professional search for CEO candidates. Final approval of a CEO will be made by the final electronic trading company board.

After the initial appointment of the electronic trading company board by the CBOT Board, the internal and external directors will be proposed by the board as their terms come due and will be elected by the shareholders of the electronic trading company. It is currently expected that the electronic trading company's three classes of directors will have the following terms, when the final electronic trading company board is established for the first time:

     .    one internal director and one external director for one-year terms;

     .    one internal director and one external director for two-year terms;
          and

     .    two internal directors and one external director for three-year terms.

Representatives of the strategic partners (if any) would have a term/tenure as decided by the Board. The Chairman will be elected by the Board. At each subsequent annual election, each class of directors whose term has expired will stand for election to a new three year "staggered" term. After the final electronic trading company has been established for the first time, future electronic trading company boards will propose directors as their terms come due and directors will be elected by the members. The Chairman will be designated by the electronic trading company board.



                                  COMPETITION

In addition to the competition from outside sources as described above, following the reorganization, For-Profit CBOT and the electronic trading company will be competing for derivatives contracts volume, products and order flow. It is impossible to predict how market pressures will ultimately impact the two companies. Consequently, it is possible that one or both companies may not remain viable in the long term.

  COMPARISON OF RIGHTS OF MEMBERS OF THE CBOT AND MEMBERS OF THE REORGANIZED
                               DELAWARE NFP CBOT


As a result of the reincorporation of the CBOT in the State of Delaware pursuant to step one of the proposed restructuring, the CBOT will change its status from that of a "special charter" corporation organized in Illinois to that of a nonstock, not-for-profit corporation organized in Delaware. In connection with this reincorporation, the members of the CBOT will become the members of Delaware NFP CBOT. As a result, some of your rights and obligations will change from those that you currently have as members of the CBOT. Generally speaking, however, we believe that your memberships and membership interests in Delaware NFP CBOT will be substantially similar in all material respects to those you have in the CBOT today. In this section, we will describe those changes that we believe to be material. You should carefully review and consider these changes in your rights and obligations before voting on step one of the restructuring.

The CBOT intends to preserve its nonstock, not-for-profit status by reincorporating in Delaware as Delaware NFP CBOT in step one of the restructuring. It is important to note, however, that there currently exist certain ambiguities with respect to the legal status of the CBOT due to its unique form of organization as a "special charter" corporation. As a special charter corporation, the CBOT has not been subject to the regulatory framework applicable to most Illinois corporations, including both the NFP Act and the Illinois Business Corporation Act of 1983, as amended. In some respects, the ambiguities associated with the CBOT's current legal status have created flexibility that has occasionally been advantageous to the CBOT and that would likely be lost upon conversion to Delaware NFP CBOT. At the same time, these ambiguities have created uncertainty regarding the CBOT's legal status that makes it desirable for the CBOT to elect to be governed under a more modern and well developed legal framework, such as that of the Delaware General Corporation Law, as amended (the "DGCL"), in order to more effectively accomplish its purposes.

While we believe that the reincorporation of the CBOT as Delaware NFP CBOT is beneficial because it creates greater flexibility for the CBOT, including with respect to the future implementation of the CBOT's current restructuring plan, it is important for you to understand that, upon the CBOT's reincorporation in Delaware, its unique status as a special charter corporation in Illinois may be lost forever. In this regard, the relinquishing of the CBOT special charter in step one of the restructuring is irreversible.


General

The rights and obligations of the members of the CBOT are currently governed by the CBOT's special charter and the CBOT Rules and Regulations as well as the Special Charter Act and other applicable law. The rights and obligations of the members of Delaware NFP CBOT will be governed by the Delaware NFP Charter, the Bylaws (which will incorporate by reference substantial portions of the current CBOT Rules), substantial portions of the current CBOT Regulations and the DGCL, as it applies to nonstock, not-for-profit corporations.

Except as otherwise described below, the CBOT Rules and Regulations, which set forth most of the rights and obligations of the members of the CBOT, will generally remain in effect. The current CBOT Rules will remain in effect and will be incorporated by reference into the Bylaws of Delaware NFP CBOT and the current CBOT Regulations will remain in effect and become applicable to Delaware NFP CBOT, in each case with certain exceptions as described in this section.

As a result, many of the Rules and Regulations concerning the Board of Directors, your rights and obligations as members and other general corporate governance matters will not be changed as a result of step one of the restructuring. In fact, with certain exceptions designed to "modernize" the CBOT and streamline its corporate governance model in a manner consistent with the overall restructuring strategy, it has been a principal objective of step one of the restructuring to replicate to the largest extent possible under Delaware law the provisions governing the existing rights and obligations, including trading rights and privileges, of members of the CBOT today.

Certain changes between the CBOT today and Delaware NFP CBOT are inevitable. First, as noted above, certain changes are being implemented in order to modernize and streamline the corporate governance of the CBOT when it is reincorporated in Delaware as Delaware NFP CBOT. Second, certain other changes will occur automatically, as a matter of law as a result of the applicability of the DGCL rather than the Special Charter Act and other applicable Illinois law. Finally, certain other changes will be made to existing provisions that may not be consistent with the DGCL.

The following description summarizes the material differences between the rights and obligations of holders of the CBOT memberships and membership interests and holders of Delaware NFP CBOT memberships and membership interests. We do not intend this summary to be a complete statement of the rights and obligations of holders of the CBOT memberships and membership interests, or a comprehensive comparison of the rights and obligations of members and membership interest holders in the CBOT and Delaware NFP CBOT, or a complete description of the specific provisions referred to in this summary. We do not intend that this identification of specific differences is to indicate that other equally or more significant differences do not exist.

This summary is qualified in its entirety by reference to the Special Charter Act, the CBOT's special charter and the current CBOT Rules and Regulations with respect to matters relating to CBOT membership and membership interests, and to the DGCL, the proposed forms of Delaware NFP CBOT's Amended and Restated Certificate of Incorporation (the "Delaware NFP Charter") and Amended and Restated Bylaws (the "Bylaws") and those portions of the CBOT Rules and Regulations that will remain in effect after the implementation of step one of the restructuring with respect to Delaware NFP CBOT membership and membership interests. In addition, the following description does not relate to any changes in the rights of members in connection with the conversion of Delaware NFP CBOT into For-Profit CBOT as a part of any subsequent step of the restructuring plan. Any changes in the rights of members contemplated as a subsequent step of the restructuring will be disclosed to the members in connection with the related member vote.

The forms of the Delaware NFP Charter and the Bylaws will be attached as Exhibits to the Ballot Disclosure. You should review and consider carefully those documents before voting on step one of the restructuring.


Legal Name of the CBOT

The name of the CBOT will be changed from "Board of Trade of the City of Chicago" to "Board of Trade of the City of Chicago, Inc." as part of step one of the restructuring.


Purpose of the CBOT

As set forth in the preamble to the current CBOT Rules and Regulations, the CBOT was formed to maintain a commercial exchange; to promote uniformity in the customs and usages of merchants; to inculate principles of justice and equity in trade; to facilitate the speedy adjustment of business disputes; to acquire and to disseminate valuable commercial and economic information; and, generally, to secure to its members the benefits of co-operation in the furtherance of their legitimate pursuits. In addition, the special charter of the CBOT currently provides that the corporation shall have no power to do or carry on any business excepting such as is usual in the management of the boards of trade or exchange markets, or as provided in the special charter.

The Delaware NFP Charter will incorporate the purposes and objects of CBOT as stated in the preamble to the current CBOT Rules and Regulations, and, accordingly, the object and purposes of Delaware NFP CBOT will include maintaining a commercial exchange and pursuing the other objects stated therein. However, Delaware NFP CBOT's purposes will be expanded to include engaging in any lawful act or activity for which corporations may be organized under the DGCL and will not include any limitation as currently provided in the special charter.


Dividends

Currently, the CBOT is a nonstock, not-for-profit entity, organized as an Illinois special charter organization. This means, among other things, that the CBOT cannot under any circumstances declare dividends or make distributions to its members and membership interest holders. Applicable Illinois law does not provide the CBOT a direct procedure pursuant to which it can change this aspect of its legal status.

Delaware NFP CBOT will also be a nonstock, not-for-profit corporation. Accordingly, Article Fourth of the Delaware NFP Charter will provide that Delaware NFP CBOT is not for profit and shall have no authority to issue capital stock. As a result of recent amendments to the DGCL, such corporations are no longer prohibited from paying dividends.

Delaware is one of a relatively small number of jurisdictions in the United States that allows a not-for-profit corporation to become a for-profit corporation, either by merging into a for-profit corporation or by amending its charter to remove the not-for-profit restriction or to provide that it has the authority to issue stock. If Delaware NFP CBOT were to reorganize as a for-profit stock corporation, as is currently contemplated to occur as a part of the overall restructuring plan, it would have the ability to issue stock to, and declare and pay dividends and make distributions to, its stockholders (i.e., the former CBOT members).

The Delaware NFP Charter will provide that the Delaware NFP CBOT can amend, alter or repeal Article Fourth, which provides that it is not for profit, if such amendment, alteration or repeal is approved by the Board of Directors and receives the approval of a majority of the votes cast at a meeting at which at least 300 votes are cast.

The ability to amend the NFP Delaware Charter in this regard upon the specified member approval is a material change from the current status of the CBOT. This change will provide the CBOT greater flexibility in the future to pursue the proposed restructuring, subject to further member approval.


Terms and Conditions of Membership

Currently, the terms and conditions of membership in the CBOT are set forth in the special charter and the CBOT Rules and Regulations. The terms and conditions of membership in the CBOT include, but are not limited to, general provisions related to application for membership, member rights, privileges and obligations, member conduct and discipline, registration, assessments and fees, purchase and sale or transfers of memberships or membership interests, insolvency, and trading and other rights of the various classes of membership.

The Delaware NFP Charter will provide that the terms and conditions of membership in Delaware NFP CBOT, including, without limitation, the rights and obligations, including trading rights and privileges, of members (full, associate or otherwise), member firms, membership interest holders, delegates and all categories and classes of memberships and other interests in Delaware NFP CBOT, shall be as stated in the Delaware NFP Charter (including Exhibit A thereto) and the Bylaws. In accordance with the Bylaws, certain terms and conditions of membership may also be provided in the Regulations.

The Delaware NFP Charter will specifically provide that any person or entity that held any such membership or interest in CBOT immediately prior to the Delaware reincorporation merger shall hold such membership or other interest in Delaware NFP CBOT immediately following the merger, subject to the Delaware NFP Charter, Bylaws and applicable law. Thus, under the Delaware NFP Charter and Bylaws, the rights and obligations, including trading rights and privileges, of members (full, associate or otherwise), member firms, membership interest holders, delegates and all categories and classes of memberships and other interests in Delaware NFP CBOT will survive and be essentially the same as those of current members (full, associate or otherwise), member firms, membership interest holders, delegates and all categories and classes of memberships and other interests in the CBOT, except for any changes required by the DGCL or as otherwise provided for in the Delaware NFP Charter and Bylaws.

In this regard, the Delaware NFP Charter will provide that the reincorporation merger of the CBOT with and into Delaware NFP CBOT will not have any effect on any rights related to the CBOE, including, without limitation, the rights provided in Rule 210.00 (which sets forth the Full Member CBOE exerciser privilege), held by any person or entity holding any membership or other interest in Delaware NFP CBOT. As described elsewhere in this document, the CBOE has raised an issue regarding whether the restructuring will invalidate the CBOE exercise right. Notwithstanding the issue raised by the CBOE, based on our assessment of CBOE's concerns as expressed in its written correspondence to the CBOT to date, we do not believe that the restructuring, including step one of the restructuring as proposed in this document, will have any impact on the CBOE exercise right. We cannot assure you, however, that the CBOE will not raise additional issues, nor can we assure you as to the outcome of our disagreement with CBOE with respect to this or any other additional issues.


New Classes of Members or Memberships

Currently, it would be necessary to adopt a new Rule in order for the CBOT to create a new class of member, membership or other interest holder in the CBOT.

In order to preserve future flexibility in this regard for Delaware NFP CBOT, the Delaware NFP Charter will expressly permit the creation of one or more additional classes of members, membership or other interests.


Differential Voting Rights

Currently, Full Members of the CBOT are entitled to vote on each matter eligible to be voted on by the membership. Currently, Associate Members of the CBOT are entitled to one-sixth of the vote of a Full Member on each matter which is the subject of a ballot vote of the general membership. Holders of GIM, COM and IDEM Membership Interests in the CBOT do not currently have voting rights on any matter which is the subject of a ballot vote of the general membership.

Generally, the DGCL provides that each member of a Delaware nonstock corporation shall be entitled to one vote, unless otherwise provided in the corporation's certificate of incorporation. The Delaware NFP Charter will provide that Full Members of Delaware NFP CBOT are entitled to one vote on each matter eligible to be voted on by the membership and Associate Members of Delaware NFP CBOT are entitled to one-sixth of one vote on each matter eligible to be voted on by the membership. The Delaware NFP Charter will further provide that holders of GIM, COM and IDEM membership interests in the Delaware NFP CBOT are not entitled to a vote on matters eligible to be voted on by the membership.

Other than a technical provision to clarify that Full Members have one vote and Associate Members have one-sixth of one vote on all matters submitted to the membership for a vote, the differential voting rights of members and membership interest holders will be the same in Delaware NFP CBOT as they currently are in the CBOT.



Special Votes Required for Certain Actions

     Current Rights of Members Regarding Amendment of the Special Charter and
     Rules: The Petition Process

Currently, the CBOT's special charter may only be amended in accordance with the applicable provisions of the Special Charter Act.

The Special Charter Act permits amendment of a corporation's special charter only for certain specified purposes. These include, among other things: to change its name, to change its place of business, to enlarge or change the object for which it was formed, to enlarge or change its powers in respect of owning, holding or using real or personal property or any other of its powers, to vest in a single governing body of trustees, directors or managers the corporate powers and other powers previously vested in two or more governing bodies, to provide the method of electing members of such governing body and their terms of office, to empower such governing body to elect a chairman and any other officers and to appoint committees, from its members, with such duties and powers as may be assigned and delegated thereto by the governing body, to recognize and give effect to changes in the name of any religious denomination or other organization with which such corporation, association or society is affiliated, or to increase or decrease the number of its trustees, directors, or managers, as now authorized or may hereafter be authorized by general law, or to elect its trustees, directors or managers without the approval or ratification of the religious denomination or other organization specified in its special charter, where the representatives of such religious denomination or other organization shall have waived and relinquished such right of consent, approval or ratification to the election of its trustees, directors or managers.

Under the Special Charter Act, the CBOT may amend its charter in the following manner: (i) first, the directors must adopt a resolution setting forth such amendment; and (ii) second, if the directors are elected, such resolution must be adopted by such vote, approval or consent of the persons entitled to elect or choose such directors as is required in such election. Under the CBOT's Rules and Regulations, a plurality of votes is generally required to elect directors of the CBOT. Thus, in the case of an amendment to the CBOT's special charter, a plurality (which, in the case of only a "for-or-against" vote, would mean a majority) vote of the votes cast by the voting members in accordance with their respective voting powers would be required.

Currently, the CBOT Rules and Regulations may be amended, altered or repealed as provided therein. New Rules may be adopted and existing Rules may be amended or repealed by the membership. Proposed amendments may be recommended by the Board of Directors of the CBOT, and, upon such recommendation, the Chairman of the Board must call for a special ballot not less than 10 days or more than 60 days after the proposed amendment has been posted on the bulletin board. All votes are cast by secret ballot. Unless 300 votes are cast, the vote is ineffective, and the Chairman of the Board must in such case call for another special balloting for the resubmission of the proposal. If 25 members or more petition for any proposed amendment, the Board of Directors of the CBOT, within 30 days or at the next regular Board meeting (whichever is sooner) shall either approve and recommend the proposed amendment, or report to the petitioners the reason for its disapproval.

If, within 30 days after such disapproval, 100 members or more petition for such proposed amendment, a special balloting must be called for in a like manner as though the proposed amendment had been recommended by the Board of Directors. This provision has been interpreted by the Board to direct the Chairman upon receipt of a qualifying petition, and without the necessity of any further action by the Board, to call for a special ballot on the amendment proposed by the petition: (i) not less than 10 or more than 60 days after the proposed amendment has been posted on the bulletin board; (ii) by secret ballot; (iii) to only be effective upon the casting of 300 or more votes; and (iv) to be resubmitted to the membership for another special balloting if less than 300 votes are cast. In connection with this process, the Board is not precluded from taking and stating a position in opposition to such a proposed amendment. Also, this provision does not transform a petition proposal into a Board recommendation without further action or consent by the Board.

A petition for amendment which in the opinion of the Board of Directors involves the same or substantially the same subject matter as has been submitted to an effective ballot vote of the membership at any time within the 12 months immediately preceding the receipt of such petition by the Board requires the signatures of at least 100 members. The Board must within 30 days or at the next regular Board meeting (whichever is sooner) either approve and recommend such proposed amendment, or report to the petitioners the reason for its disapproval. If, within 30 days after such disapproval, 250 members or more petition for such proposed amendment, a special balloting shall be called for in a like manner as though the proposed amendment had been recommended by the Board of Directors, and it requires an effective affirmative vote of two-thirds of the votes cast in order to adopt such an amendment.

Every petition for amendment must be signed and dated by each petitioning member. It is considered an act detrimental to the welfare of the CBOT for any member to sign a petition for a ballot vote on an amendment despite disapproval of such amendment by the Board unless and until the Board shall actually have disapproved of such amendment.

During the period of posting, any proposed amendment may be amended by the majority vote of the CBOT at a special meeting held for the purpose of considering such amendment. If the proposed amendment is thus amended, the amended amendment shall then be posted for 10 days before submission to the membership for balloting.

Any proposition which the Board of Directors orders submitted to a vote of the members (including an amendment to the special charter or any other proposition required to be submitted to a vote of the members), without calling a special meeting of the members, may be so submitted as follows (except as may be otherwise required by the Rules and Regulations). Up to five propositions may be submitted concurrently to such a vote of the members. In submitting any proposition to a vote of the members, the Board shall adopt a resolution setting forth such proposition, recommending its adoption and ordering it to be submitted to a vote of the members. Then, the Chairman of the Board must cause such proposition to be posted upon the bulletin board and, without calling a special meeting of members, must call for a special ballot upon the proposition on a day to be fixed by the Chairman. This day must not be less than 10 days or more than 60 days after the proposition has been posted upon the bulletin board. A notice of the time and manner of casting such special ballot must be given by mail to each member at least 10 days in advance of the date upon which such special ballot is to be taken. A form of ballot setting forth the proposition to be voted upon and providing an appropriate space for use by the member in voting "for" or "against" the proposition must be supplied to each member. The manner of taking such special ballot of the members is the same as that prescribed in the conduct of elections, including the provisions for voting by mail. Any such proposition thus submitted to a vote of the members shall be deemed adopted if at least 300 votes are vast in the special ballot and a majority of the votes cast have been in favor of adoption of the proposition.

Special meetings of the members may be called by the Board of Directors or by the Chairman of the Board. Upon written request of 25 members, the Secretary is required to call a special meeting. Not less than three days notice of such special meetings must be given by the Secretary, either by announcement on Change or by written notice. Calls for special meetings must state the objects thereof and no other business may be considered except by unanimous consent.

These procedures are currently set forth in the CBOT's Rules and Regulations, including Rules 107.00 (Amendment of Rules) and the Interpretation thereof,
108.00 (Amendment of Amendment of Rules), 109.00 (Other Propositions for Vote by Members) and 111.00 (Special Meetings of Members). These Rules, together with certain other provisions of the Rules and Regulations (including those relating to the nomination procedures for elective officers and the annual election), constitute what is sometimes referred to as the "petition process" of the members of the CBOT.

This petition process effectively vests in the voting membership the authority to adopt, amend and repeal Rules, which generally govern the rights and obligations of the members of the CBOT. This is a special right of the members of the CBOT which will change in connection with the reincorporation of the CBOT in Delaware. Although this right will change is some significant respects (particularly in terms of the procedures and mechanisms used to implement such right under Delaware law), we believe that the special authority vested in the members under the petition process will be substantially preserved in all material respects in connection with step one of the restructuring, as described further below.

     Amendment of Delaware NFP Charter and Bylaws: Delaware Alternative to the Petition Process

The "petition process" as described above is not expressly recognized under Delaware law. However, the Delaware NFP Charter and Bylaws will include provisions designed to provide substantially similar authority to the members with respect to amendment of the Bylaws (which, as noted above, will incorporate a substantial portion of the existing CBOT Rules).

As a substitute for the petition process, the Delaware NFP Charter (in Exhibit
A) will provide that all amendments of the Bylaws (which will include those CBOT Rules applicable to Delaware NFP CBOT) will require the approval of members holding a majority of the voting power of Delaware NFP CBOT voting at a special meeting called for such purpose in accordance with the applicable provisions of the Delaware NFP Charter. In addition, the Delaware NFP Charter will provide that, subject to certain conditions, a special meeting of members for purposes of voting on an amendment to the Bylaws, will be called by the Board at the request of 25 voting members. The Delaware NFP Charter will permit "proxy ballot" voting on such propositions, as described below at "Voting Procedures." The Bylaws will provide that, except as otherwise provided in the Delaware NFP Charter (i.e., members' rights to cause meetings to be called for the purpose of considering amendments of the Bylaws) special meetings of the members for any purpose may only be called by the Board or the Chairman of the Board.

The Delaware NFP Charter will also provide that the provisions of the Delaware NFP Charter and the exhibits thereto may be amended, altered or repealed from time to time in accordance with Delaware law, provided that any such amendment, alteration or repeal must be approved by the membership in the manner provided for therein, as described above. As a result, member approval will be required in order to change any of the terms or provisions of the Delaware NFP Charter. You should be aware that, in accordance with the DGCL, Board approval will be required for all amendments to the Delaware NFP Charter. Thus, because certain provisions which currently exist in the CBOT Rules and Regulations have been moved from the Rules and Regulations into the Delaware NFP Charter consistent with the DGCL, both Board and member approval will be required to amend, alter or repeal such provisions.

We believe that these rights substantially replicate, in all material respects, the authority currently vested in the members pursuant to the current petition process, in accordance with the requirements and to the extent permissible under the DGCL. These provisions are materially different from those contained in the current CBOT Rules and Regulations in light of the requirements of applicable Delaware law, including, but not limited to, the requirement of Board approval for charter amendments, and you should carefully review and consider these provisions of the Delaware NFP Charter before voting on step one of the restructuring.

     Change to For-Profit Status

As described above, any amendment, alteration or repeal of Article Fourth of the Delaware NFP Charter, which provides that Delaware NFP CBOT is not for profit and has no authority to issue capital stock, will require, in addition to Board approval, the affirmative vote of the holders of a majority of the voting power of Delaware NFP CBOT voting at a meeting of members called by the Board for such purpose in accordance with the applicable provisions of the Delaware NFP Charter.

It is currently contemplated that the amendment of the Delaware NFP Charter to provide that For-Profit CBOT will have for-profit status and the ability to issue capital stock will be submitted to the members as a part of a membership vote in connection with a subsequent step of the restructuring.

For more information concerning subsequent steps of the restructuring, see "Restructuring Implementation" above.

     Amendments to Regulations

The Delaware NFP Charter will authorize the board of directors to amend, alter and repeal the Regulations (including Interpretations, as described below) without membership approval.

     Merger, Sale, Other Significant Transactions and Dissolution

In accordance with the DGCL, the approval of members holding a majority of the outstanding voting power is necessary to approve a merger or consolidation, a sale, lease or exchange of all or substantially all of Delaware NFP CBOT's assets, or the dissolution of Delaware NFP CBOT.


Voting Procedures

Currently, the CBOT Rules and Regulations provide for a special ballot process, which includes the right of members to vote by mail. In addition, as described above, under the current CBOT Rules and Regulations, members may petition to have any proposed amendment to the Rules considered by the Board and submitted to the membership for approval and, under certain circumstances when approval from the Board is withheld, such amendments may be submitted directly to the membership for approval.

Members will no longer be able to act by the specific voting by mail, special ballot and petition procedures currently provided in CBOT Rules 105.00, 107.00 and 109.00 in the same manner they are accustomed to. Instead, in accordance with the DGCL and the provisions of the Delaware NFP Charter, Bylaws and Regulations, the members of Delaware NFP CBOT will be able to exercise their voting rights, either in person or by proxy, at a membership meeting or by taking action by written consent as permitted by the DGCL. This is a material change from the current Rules and Regulations of the CBOT, which generally prohibit proxy voting except in certain specified circumstances. You should carefully review, therefore, these provisions of the Delaware NFP Charter and Bylaws before voting on step one of the restructuring.

The Delaware NFP Charter and Bylaws will provide, however, for proxy procedures designed to substantially replicate, as permitted under the DGCL, the voting by mail procedures of the CBOT.

Specifically, at the annual election and at all balloting on propositions submitted to a vote of the members, members may vote by mail by delivering a "proxy ballot" to the Secretary or one or more other persons designated by the board of directors of Delaware NFP CBOT and directing them how to vote. Any member who so desires may mark and execute the proxy ballot and deliver or mail it to the Secretary. The Secretary or other persons designated by the board of directors shall deliver all such proxy ballots to the tellers in charge of the balloting, and the tellers shall indicate which members have submitted proxy ballots. The Secretary shall cast one or more ballots to vote, as proxy, as directed in the proxy ballots.

The latest dated proxy ballot of a given member delivered or received by mail shall be the proxy ballot followed by the Secretary with respect to such member. A member can revoke a proxy ballot by voting in person.

The Delaware NFP Charter will not contain any provision prohibiting the taking of action by written consent. It will be permissible, therefore, for any action which may be taken at any meeting of the members to be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed and delivered in accordance with the requirements of the DGCL by members having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all members having a right to vote thereon were present and voted.


Liquidation and Dissolution

Currently, in the event of the liquidation of the CBOT, Associate Members and holders of GIM, COM and IDEM membership interests are entitled to share in the proceeds from dissolution at a rate of 1/6, 0.11, 0.005 and 0.005 of a Full Member's share, respectively.

Under the DGCL, and the applicable provisions of the Delaware NFP Charter, Bylaws and Regulations, members and membership interest holders will have the same rights to distributions upon dissolution and liquidation as they had under CBOT, subject to the requirements of the DGCL regarding such distributions, including, but not limited to, provisions related to the obligation to pay or make reasonable provision to pay claims of creditors prior to making any distribution to stockholders or, by analogy, members.


Board of Directors; Officers

Currently, the CBOT's board consists of 27 members, which includes the Chairman of the Board, the First Vice Chairman of the Board, the Second Vice Chairman of the Board, the President of the CBOT (who serves as a non-voting member of the Board), 15 elected directors, who shall be Full Members and of whom at least three shall be nonresident, five non-member directors nominated by the Nominating Committee and approved by the CBOT Board, and three directors who shall be Associate Members.

The provisions of the CBOT Rules and Regulations relating to the CBOT Board, certain of its officers and the powers and obligations of its members will be imported, substantially without change, into the Delaware NFP Charter and Bylaws.

Accordingly, Delaware NFP CBOT's board of directors will continue to have 27 members, consisting of the Chairman of the Board, the First Vice Chairman of the Board, the Second Vice

Chairman of the Board, the President of the Association (who serves as a non-voting member of the board of directors), 15 elected directors, who shall be Full Members and of whom at least three shall be nonresident, five non-member directors nominated by the Nominating Committee and approved by the Board, and three directors who shall be Associate Members.

All directors and officers of the CBOT as of the effective time of the reincorporation merger will remain the directors and officers of Delaware NFP CBOT, and their terms and tenures will continue and be unaffected by the merger.


Indemnification and Protection From Liability

Currently, the CBOT's Rules and Regulations generally provide that directors, officers and employees shall be indemnified against certain liabilities, expenses, counsel fees and costs in connection with any claim to which such person is a party by reason of his or her being or having been a director, officer, committee member or employee of CBOT. However, directors, officers and employees shall have no right to indemnification in respect of any matter as to which he or she is finally adjudged to have been derelict of duty or guilty of gross negligence or willful misconduct in the performance of his or her duties. If any such claim is settled before final judgement or if there is no finding in respect of any dereliction of duty or guilt of willful misconduct or gross negligence in the performance of duty of the director, officer or employee, such person is entitled to indemnification only upon a determination in good faith by a majority of the board of directors that such claim did nor arise out of the dereliction of duty or guilt of willful misconduct or gross negligence in the performance of his or her duty.

The indemnification for directors, officers and employees provided in the CBOT Rules and Regulations will be replaced by a provision in Delaware NFP CBOT's Bylaws requiring mandatory indemnification and advancement of expenses for directors, officers, committee members and employees to the fullest extent authorized by the DGCL, subject to certain limitations stated in Delaware NFP CBOT's Bylaws. The Delaware NFP Charter will include a provision, authorized by
Section 102(b)(7) of the DGCL, which eliminates the personal liability of directors to Delaware NFP CBOT or its members for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL. This provision generally shields directors from potential personal liability for a good faith breach of the duty of care, although it does not protect them from potential liability for breach of the duty of loyalty and certain other acts.


Telephonic Board Meetings

Currently, the CBOT's Rules and Regulations provide that the members of the Board may be separately polled by telephone to vote on issues requiring action prior to the next regularly scheduled Board meeting and where the calling of a special meeting, in the opinion of the Chairman or the President, would be impractical. A telephone poll reaching 12 or more members of the Board is sufficient to constitute a quorum.

The Bylaws of Delaware NFP CBOT will provide that telephonic meetings of the board of directors may be conducted, but will not include a provision for telephone polling of directors. Telephone polling is being eliminated in favor of telephonic meetings of the board of directors in order to ensure a deliberative board process as required under modern corporate governance principles.


Inspection Rights

Currently, under applicable Illinois law, it is uncertain as to whether members have a general right to inspect the list of members and other books and records of the CBOT.

Under the DGCL, and subject to the requirements and conditions thereof, any member may seek to inspect during normal business hours Delaware NFP CBOT's list of members and other books and records for a "proper purpose" reasonably related to such member's interest as a member.


Certain Other Changes

Certain other changes and clarifications are being made to the provisions of the Delaware NFP Charter, the Bylaws and the Regulations in order to modernize and streamline its corporate governance.

An example of such a change includes the elimination of a provision expressly requiring that, in cases of dispute, Robert's Rules of Order shall govern the conduct of meetings of the Board and members. An example of such a clarification is a provision allowing the Board to adopt from time to time Interpretations (which will be deemed to be Regulations) for purposes of interpreting the Delaware NFP Charter, Bylaws and Regulations.

Except as otherwise described herein, we believe that these changes are largely procedural and administrative in nature and that they are not material to the rights and obligations of CBOT members and membership interest holders.


Elimination of Special Charter

After the reincorporation of the CBOT in Delaware as Delaware NFP CBOT, the CBOT's current special charter will no longer exist. Instead, it will be replaced by the Delaware NFP Charter. This document, together with the Bylaws (which will incorporate substantial portions of the current CBOT Rules) and substantial portions of the current Regulations which will become applicable to Delaware NFP CBOT, will define your rights and obligations as members and membership interest holders in Delaware NFP CBOT. Before voting on step one of the restructuring, you should review carefully the forms of the Delaware NFP Charter and the Bylaws, which will be attached as exhibits to the Ballot Disclosure, because they will define your rights and obligations as members and membership interest holders in Delaware NFP CBOT.

Repeal of Certain Rules and Regulations

After the reincorporation of the CBOT in Delaware as Delaware NFP CBOT, the CBOT Rules and Regulations, including the Interpretations thereof, will no longer exist in their current form. Instead, they will be replaced by the Bylaws, which will incorporate by reference substantial portions of the current Rules, and those Regulations applicable to Delaware NFP CBOT, which will consist of substantial portions of the current CBOT Regulations.

However, in order to reincorporate the CBOT in Delaware as Delaware NFP CBOT and comply with the requirements of the DGCL, a number of provisions of the CBOT's Rules and Regulations, including the Interpretations thereof, are being repealed or eliminated in their entirety. This is because (i) they will be expressly set forth in the Delaware NFP Charter and/or the Bylaws in accordance with the requirements of the DGCL, (ii) they will be replaced with different provisions in the Delaware NFP Charter and/or Bylaws designed to achieve a substantially similar effect under the DGCL or to modernize the corporate governance of Delaware NFP CBOT as described in this document, and/or (iii) they may not be enforceable under or consistent with the DGCL.

All of the CBOT Rules and Regulations, including the Interpretations thereof, which will either be expressly set forth in the Delaware NFP Charter and/or the Bylaws (in some cases, with certain modifications as described above or otherwise) or which will be eliminated entirely as part of the reincorporation of the CBOT in Delaware as Delaware NFP CBOT will be identified in an exhibit to the Ballot Disclosure. In addition, the forms of the Delaware NFP Charter and the Bylaws attached as exhibits to the Ballot Disclosure will be annotated to indicate those CBOT Rules and Regulations which are being expressly imported in substance into such documents. You should review carefully those exhibits before voting on step one of the restructuring.

In all cases, these Rules and Regulations, including the Interpretations thereof, will, from and after the effective time of the reincorporation merger, be null and void and have no further force or effect for any purpose whatsoever. All such Rules and Regulations, including the Interpretations thereof, will be deleted from the first edition of the Rulebook of Delaware NFP CBOT, which shall be published as soon as reasonably practicable following the implementation of step one of the restructuring. Also, the special charter will be deleted from such new Rulebook.

The new Rulebook of Delaware NFP CBOT will include copies of the Delaware NFP Charter, the Bylaws, the Rules and the Regulations. Copies of this new Rulebook will be made available to members and membership interest holders in accordance with past practice.

Certain Interpretations

The Board of Directors of the CBOT currently intends to adopt, in connection with the implementation of step one of the restructuring, a Regulation permitting it to issue Interpretations (which will be deemed to be and have the effect of Regulations) of the Delaware NFP Charter, the Bylaws and Regulations in a manner which replicates, to the largest extent permissible under the DGCL, the comparable provisions of the current CBOT Rules and Regulations, except as otherwise described herein.

                            THE MEETINGS OF MEMBERS

The First Member Vote

As described above in the Section entitled "Restructuring Implementation - Reincorporation of the CBOT into a Delaware For-Profit Corporation," step one of the restructuring involves three distinct legal actions:


     (1)  the election by the CBOT to accept the NFP Act (the "Election"),

     (2) the related amendment to CBOT's special charter in accordance with the requirements of the NFP Act (the "Amendment"), and

     (3) the merger of the CBOT with and into Delaware NFP CBOT (the "Merger"), as set forth in the Agreement and Plan of Merger which is attached to the Ballot Disclosure.

Each of the legal actions associated with step one of the restructuring (i.e., the Election, Amendment and Merger), will require approval by the CBOT members entitled to vote in order to proceed with the proposed restructuring. So that CBOT members may vote on all matters involved in step one of the restructuring at the same time (even though, as a legal matter, the various intermediate steps will occur in sequence), an integrated approach to voting is being presented. This integrated approach involves the use of both regular and proxy voting.

As a result of certain legal requirements of the NFP Act concerning the process utilized to conduct a vote by members on the Merger, the Board has adopted a Regulation that provides for proxy voting in connection with a special meeting of members called for the purpose of considering the Merger. Regulation 111.01 permits the use of the enclosed integrated special ballot/proxy card that serves the purpose of a special ballot with respect to the Election and Amendment and serves as a proxy with respect to the Merger.

Accordingly, it is currently expected that a special ballot vote of the membership will occur in late June 2000 (the "Special Ballot Vote"). At the conclusion of the Special Ballot Vote, the special ballot/proxy cards will be counted with respect the Election and the Amendment. Assuming 300 votes are cast and the required vote of two-thirds of the votes cast by members present and entitled to vote approve the Election and the Amendment, the Election and Amendment would be deemed adopted by the membership and the CBOT would amend its special charter and elect to accept the NFP Act.

In addition, a special meeting of the membership will be held about a week later (the "Proxy Vote"). At the conclusion of the Proxy Vote, the special ballot/proxy cards will be counted with respect to the Merger. Assuming a quorum of 100 members is present and the required vote of two-thirds of the votes present and voted either in person or by proxy to approve the Merger is achieved, the CBOT would take appropriate steps to consummate the Merger as promptly as practicable thereafter, following confirmation that the CFTC has no objection to the implementation of step one of the restructuring, as described below under "CFTC Regulatory Matters."

With respect to each member, the latest special ballot/proxy card received by mail prior to the conclusion of the Special Ballot Vote shall be the special ballot/proxy card counted by tellers with respect to the Election and Amendment unless the member subsequently votes in person at the poll, in which case, a special ballot/proxy card cast in person with respect to the Election and Amendment shall negate all previous special ballot/proxy cards by that member. The latest special ballot/proxy card received by mail prior to the conclusion of the Proxy Vote shall be the special ballot/proxy card counted with respect to the Merger unless the member subsequently votes in person at the poll, in which case, a special ballot/proxy card cast in person with respect to the Merger shall negate all previous special ballot/proxy cards by that member; provided, however, that in no event shall a member have the power to change or otherwise revoke a special ballot/proxy card delivered and counted in connection with the Election and Amendment following the conclusion of the Special Ballot Vote. For your consideration, we discuss below each of the steps involved in step one of the restructuring.

     Election to Accept the NFP Act

The NFP Act provides that any not-for-profit corporation without shares of capital stock created by a special act of the Illinois Legislature, such as the CBOT, may elect to accept the NFP Act. An election to accept and be governed by the NFP Act requires an electing corporation's board of directors to adopt a resolution recommending that the corporation elect to accept the NFP Act, which the Board has adopted on or prior to the date of these ballot materials, and directing that the question of such acceptance be submitted to a vote of the members.

In addition, the NFP Act specifies certain procedural requirements that must be satisfied in connection with such an election. However, because the Election will be made while the CBOT is still governed by the Special Charter Act, that Act was also considered in determining the requisite procedure by which the CBOT may adopt and approve the Election.

The Special Charter Act does not contain a procedure for approving most forms of corporate action, including an election to accept the NFP Act. Although the NFP Act specifies a procedure for approving an election to accept the Act, it also contemplates alternative procedures, provided such procedures are authorized by a corporation's charter or by-laws. The current Rules and Regulations should be deemed bylaws for these purposes and therefore the special ballot procedure provided for in the CBOT Rules and Regulations should be an acceptable procedure for voting on the Election.

     Amendment of Special Charter

The CBOT's special charter does not contain certain provisions that the NFP Act requires to be set forth in the articles of incorporation of a corporation organized under the NFP Act. Accordingly, while this is a somewhat technical matter, the CBOT's special charter must be amended to include certain additional information, such as the purposes for which it is organized

(which are currently set forth only in the preamble to the CBOT Rules & Regulations) as well as the address of its registered office and the name of its initial registered agent at that office.

The Special Charter Act provides that a corporation may amend its special charter as follows: first, the directors shall adopt a resolution, which the Board has adopted on or prior to the date of these ballot materials, and then, if the directors were elected by the members, such resolution shall be submitted to the members for adoption by the same vote, approval or consent as that required to elect the directors, which, in the case of the CBOT, is a majority (plurality) of the votes cast, assuming a quorum.

The Special Charter Act does not specify the procedure by which such member vote is to be taken, including whether the vote must occur at a meeting of the members or otherwise. However, the Special Charter Act is a flexible statute that should accommodate a range of procedures for member votes in this context, provided that such procedures are authorized in or allowed by the special charter. The CBOT's special charter and the CBOT Rules and Regulations specifically authorize the use of the special ballot process for the amendment of the CBOT's special charter and, therefore, the special ballot procedure will comply with the Special Charter Act.

     Merger of CBOT into Delaware NFP CBOT

The NFP Act provides that any two or more corporations may merge into one such corporation or consolidate into a new corporation, including the case of a domestic (i.e., Illinois) corporation merging into a foreign (e.g., Delaware) corporation, provided that the foreign corporation is a not-for-profit corporation and such merger is permitted by and complies with the laws of the State under which such foreign corporation is organized. The NFP Act further provides that the board of directors shall adopt a resolution approving a plan of merger, which the Board has adopted on or prior to the date of these ballot materials, and directing that it be submitted to a vote of the members at a meeting of members entitled to vote on mergers.

The NFP Act requires that the proposed plan of merger be approved and adopted by the affirmative vote of at least two-thirds of the votes present and voted either in person or by proxy. The Merger must be accomplished after the CBOT has elected to accept and be governed by the NFP Act. Thus, in contrast to the provisions of the NFP Act related to the Election and the Amendment, the CBOT must conduct a member vote on the Merger in a manner provided by the NFP Act.

In order for the Merger approval to be effective, the NFP Act requires that the approval be obtained either at a special (or annual) meeting or by written consent. The NFP Act does not expressly provide for alternative procedures, such as the special ballot and vote-by-mail procedures, for this purpose. As described above, in order to comply with the requirements of the NFP Act, the Board has adopted a regulation that clarifies the voting procedure in connection with special meetings of the members. Pursuant to Regulation 111.01, proxy voting will be permitted in connection with the Merger vote utilizing the previously described combination ballot/proxy process.

Delaware NFP CBOT may approve the Merger by submitting a plan of merger to its board of directors for approval by a two-thirds vote. Accordingly, the board of directors of Delaware NFP CBOT prior to the Merger (who would be appointed by the CBOT) would have authority to approve the Merger on behalf of Delaware NFP CBOT. After the requisite approval is obtained, a certificate of merger would be filed with the Secretary of State of the State of Delaware, which would include the Certificate of Incorporation of Delaware NFP CBOT and a corresponding filing of articles of merger would be made with the Secretary of State of the State of Illinois.

Subsequent Member Votes

At this time, members are only being asked to approve and to vote on the first step of the restructuring, which will result in the CBOT being reincorporated in Delaware as a nonstock, not-for-profit corporation. One or more subsequent member votes, which will present for your consideration the remaining steps of the restructuring, will be called for by resolution of the board of directors of Delaware NFP CBOT and be conducted in accordance with Delaware NFP CBOT's Certificate of Incorporation, Bylaws, Regulations and the DGCL. Pursuant to the terms and provisions of the Certificate of Delaware NFP CBOT, any amendment to the article of the Delaware NFP Certificate of Incorporation providing that Delaware NFP CBOT is not-for-profit and shall have no authority to issue capital stock requires the approval of members holding a majority of the voting power of Delaware NFP CBOT present in person or represented by proxy. In connection with your consideration of the subsequent member votes, you will receive additional disclosure regarding the subsequent steps of the restructuring. Subsequent membership approvals necessary to authorize the overall restructuring strategy are currently expected to be solicited by the end of 2000.

Although we currently intend to obtain the final member approval by the end of 2000 and thereafter implement the subsequent steps of the restructuring plan as described herein, we are not obligated to do so and we cannot assure you as to whether or when the subsequent membership approval will occur and whether or when the subsequent steps of the restructuring will be implemented. This means that we cannot assure you that we will obtain the expected benefits of the subsequent steps of the restructuring described herein or as to the timing of any such benefits.

                             SECURITIES LAW ISSUES

No securities are being offered in connection with step one of the restructuring. Thus, the special ballot/proxy disclosure materials provided in connection with step one of the restructuring do not constitute a prospectus under the Securities Act of 1933, or any applicable state law. Any offering of the securities described herein will be made only by means of a prospectus that meets the requirements of the Securities Act and constitutes a part of a registration statement which has been declared effective by the SEC. Additional information related to securities law issues relating to the restructuring will be provided to you in connection with a subsequent member vote.

                              TAX CONSIDERATIONS

For U.S. federal income tax purposes, the conversion of the CBOT into Delaware NFP CBOT should be treated as a mere change in its form and place of incorporation. A reorganization that constitutes a mere change in the CBOT's form and place of incorporation should be tax-free both to the CBOT and its members and membership interest holders. Members and membership interest holders, however, are urged to consult their own tax advisors concerning the Federal, state, local and foreign tax consequences to them of step one of the restructuring.

The CBOT will seek a ruling from the IRS as to the tax-free nature of the separation of the electronic trading company and other potential transactions contemplated in the subsequent steps of the proposed restructuring. You will receive additional information regarding the material U.S. federal income tax consequences of subsequent steps of the restructuring in connection with your vote on such matters.

                            CFTC REGULATORY MATTERS

At different stages of the restructuring plan, certain regulatory issues may be raised. While no one can predict with certainty the response of the CFTC to each of these issues as they arise, management and legal counsel are engaged in a process of consultation that should ameliorate any areas of concern.

For example, the CFTC has been advised that, as part of step one of the restructuring, a for-profit wholly-owned subsidiary of the CBOT will be formed to operate the electronic trading business of the CBOT and will trade all existing CBOT contracts electronically. All of these contracts will still trade under the legal authority of the CBOT consistent with its existing contract market designations. The electronic trading company will not seek to obtain its own initial contract market designation status from the CFTC until the separation of the electronic trading company contemplated in the final steps of restructuring. At that time, the electronic trading company will, as an independent company, need to obtain CFTC contract market designations and assume all appropriate self-regulatory responsibilities as a new electronic exchange.

Those aspects of step one of the restructuring that may have an effect on the Rules and Regulations must be submitted to the CFTC before step one of the restructuring can be completed. We currently expect that the CFTC will not raise any objections to step one of the restructuring, so that step one may be implemented as soon as practicable following approval by the members in this member vote.

The CFTC also has been advised that the shift to a for-profit, business-oriented operational approach will not diminish the CBOT's capacity to maintain its high standards of market and financial integrity through effective enforcement of its rules. Some concern has been expressed by SEC Chairman Arthur Leavitt, among others, that for-profit exchanges are incompatible with the ideal of vigorous self-regulation since those exchanges may find their self-regulatory incentives to be compromised by their new for-profit business orientation. If the CFTC adopted that policy and prevented any for-profit entities from acting in a self-regulatory capacity, both the CBOT and the electronic trading company's board of directors would need to make certain adjustments to their business plans consistent with the CFTC's policy. At this time, however, the CFTC has not adopted that policy and discussions are underway with the CFTC to ensure that the agency finds for-profit exchanges to be compatible with self-regulation.

In the course of implementing subsequent steps of restructuring, other regulatory issues may arise relating to the independent yet cooperative nature of certain of the CBOT's and the electronic trading company's activities. These issues will be described more fully in connection with the subsequent member votes.

                                  CONCLUSION

We believe that the future for CBOT members is full of opportunity. However, divergent needs of members, competitive forces, advances in technology and the evolution of the global derivatives market all are having an impact on how that opportunity will be realized. The Board believes that this restructuring plan offers the membership the best means to capitalize on that opportunity. It does so by reorganizing the CBOT into a for-profit company focused exclusively on updated open outcry trading and also reorganizing the CBOT's electronic trading business into a for-profit company focused exclusively on electronic trading.

The existing mutual structure of the CBOT, which was designed over 150 years ago in a different marketplace, no longer serves the greater interests of a majority of its stakeholders. A more streamlined and flexible governance structure is needed to allow the CBOT to react quickly to market developments. In addition, having an equity structure that would provide both the CBOT and the reorganized electronic trading company with a ready means of attracting strategic investors and alliance partners will be increasingly important in the future.

By creating an updated open outcry company that is business-focused and economically viable, the membership should benefit from the preservation of the existing trading environment for as long as the market will support it. The restructuring plan is also designed to preserve the ability to lease seats and to exercise the right to trade at the CBOE.

For the large majority of CBOT members, the restructuring would provide a better financial future the sooner it is adopted and activated. It is the determination of the Board of Directors that maintaining the status quo would mean that both open outcry and electronic trading run the risk of lackluster performance or even failure.

The future of the derivatives industry is not certain. What is certain is that this restructuring plan is designed to provide the membership with the best of both worlds: a viable open outcry environment and a growing and valuable electronic trading company. With the implementation of this restructuring plan, we believe that the CBOT can position itself to lead the global marketplace for the next 150 years.

We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.

[This screen may be accessed by clicking the "Restructuring Questions-Answers" button on the Restructuring Screen.]

Chicago Board of Trade                                              News & Views
--------------------------------------------------------------------------------


Restructuring Questions & Answers

The Impact of the First Ballot

 .  What did the Board approve in the May 16th CBOT Board of Directors meeting?

   The Board approved the implementation of Step One of the restructuring, which involves the reincorporation of the Chicago Board of Trade in Delaware as a Delaware non-stock, not-for-profit corporation.

   The Board also approved and adopted the overall restructuring strategy, as described in the Restructuring Report of the Implementation Committee. The Board has not yet approved the definitive terms of the transactions, which would implement the remaining steps of the restructuring. The Board continues to have the ability to pursue a different strategy depending upon the circumstances existing at such time. However, the Board feels it is important for the membership to understand the current direction of the restructuring process.

   The Board also approved and adopted the report of the Independent Allocation Committee. This report contains recommendations on the allocation and the methodology for an appropriate and fair allocation of value among the members of the CBOT. The report of the Independent Allocation Committee was also approved and adopted subject to any changes in the underlying facts or assumptions that were used in the preparation of the report.

   The remaining steps of the restructuring, including the allocation, are subject to the Board's further review, consideration and approval. The Board will only approve the terms of transactions that it determines are in the best interests of the CBOT and its members and membership interest holders and are fair to all classes of members and membership interest holders at that time.

 .  What legal actions will the membership vote on as part of the first ballot?

   The membership will be asked to vote on Step One of the restructuring, which will result in the reincorporation of the CBOT in Delaware as a nonstock, not-for-profit corporation. The specific legal actions involved in Step One are the following:

          . The CBOT's election to accept and be governed by the Illinois General Not-For-Profit Corporation Act of 1986, as amended (the "NFP Act");
          . A related amendment to the CBOT's existing special charter to set forth certain information required by the NFP Act; and
          . The reincorporation merger of the CBOT into a newly formed Delaware non-stock, not-for-profit corporate subsidiary of the CBOT. As a result of this merger, the CBOT will become a Delaware nonstock, not-for-profit corporation, with a new charter, bylaws, rules and regulations.

    Each of these is an independent legal action requiring approval of the CBOT members entitled to vote. THE CBOT does not intend to take any of these actions separately without also taking each of the other actions. The CBOT will seek member approval of all three actions pursuant to a single vote.

    The ballot disclosure materials will contain more information about Step One of the restructuring and the first member vote.

 .   Why is Step One of the restructuring being submitted to a vote of the members at this time?

    Step One is an essential part of the restructuring plan. Reincorporating in Delaware will provide the CBOT with greater flexibility to implement other aspects of the restructuring. Among other things, Delaware law would permit the CBOT to later elect, after receiving appropriate member approval, to become a for-profit corporation. This change to for-profit status, is critical to implementing the overall restructuring. The Board also believes that membership approval of and implementation of Step One will maintain progress with respect to the implementation of the overall restructuring.

 .   What is the purpose of the Restructuring Report?

    A significant amount of work has been undertaken to develop a plan of implementation of the restructuring, which we believe is important to the future of our exchange. The Board of Directors has approved and adopted the Restructuring Report as the current formulation of the restructuring plan. The Board believes it is important to communicate to the members its progress to date and the overall restructuring plan to the membership. You are not being asked at this time to approve the full restructuring strategy as set forth in the report. Please remember that the first vote requests only that you approve Step One of the restructuring, which will result in the reincorporation of the Chicago Board of Trade in Delaware as a Delaware nonstock, not-for-profit organization.

 .   If the ballot passes, what happens to the CBOE exercise right?

    The Board fully intends to preserve the CBOE exercise right. The CBOT's legal counsel has advised the Board that Step One does not raise any issues under the 1992 agreement with the CBOE and thus should not impact the exercise right. Legal counsel has also advised the Board that the 1992 agreement with the CBOE contemplates a restructured CBOT under certain conditions. While the CBOE has communicated that it disagrees and has suggested that it will contest trading access through the CBOE exercise right subsequent to the restructuring plan, the Board and legal counsel believe that the Board-approved plan complies with those conditions.

 .    What impact does the allocation have on the ballot?

     The allocation has no impact on the ballot. Allocation is not included as part of the ballot. The allocation is included in the Restructuring Report for informational purposes and will be part of transactions designed to implement a subsequent step of the restructuring. Such subsequent steps will be submitted to a member vote at a later time.

 .    Will there be a floor meeting?

     All members are invited to attend a floor meeting on Thursday, May 25th at 2:30 p.m.

 .    Will members be able to provide input to the restructuring plan?

     The Board of Directors welcomes all member input and encourages the entire membership to reach out to the Board and Implementation Committee informally and via various meetings, the hotline and email.

Ballot Procedures

 .    When will members receive the ballot?

     The ballot will be distributed to members as promptly as practicable.

 .    When will members vote?

     It is currently expected that the member vote will be conducted in late
     June.

 .    What is needed to pass the first vote?

     The affirmative vote of at least two-thirds of the votes present and voted either in person or by proxy is required to approve Step One of the restructuring.

 .    If the membership passes the first ballot, when will Step One be implemented?

     Step One would be implemented as soon as practicable following approval in the first membership vote, subject to confirmation that the CFTC has no objection to any rule changes proposed in connection with the CBOT's reincorporation in Delaware. We currently expect that the CFTC will not raise any objections.

 .    When will members vote on the remaining steps of the overall restructuring plan?

     It is expected that one or more subsequent membership votes to implement the remaining steps of the restructuring will take place later this year.

 .    What will the membership vote on in the ballot?

     The membership will be asked to vote on Step One of the restructuring, which will result in the reincorporation of the CBOT in Delaware as a non-stock, not-for-profit corporation. The specific legal actions involved in Step One are the following:
          . The CBOT's election to accept and be governed by the Illinois General Not For Profit Corporation Act of 1986, as amended (the "NFP Act");
          . A related amendment to the CBOT's existing special charter to set forth certain information required by the NFP Act; and
          . The reincorporation merger of the CBOT into a newly formed Delaware non-stock, not-for-profit corporate subsidiary of the CBOT. As a result of this merger, the CBOT will become a Delaware non-stock, not-for-profit corporation, with a new charter, bylaws, rules and regulations.

Each of these is an independent legal action requiring approval of the CBOT members entitled to vote. However, because the CBOT would not intend to take any of these actions separately without also taking each of the other actions, the CBOT will seek member approval of all three actions pursuant to a single vote.

The ballot disclosure materials will contain more information about Step One of the restructuring and the first member vote.

Development of the Restructuring Plan

 .    Who was involved with the development of the restructuring plan?

     Beginning last summer, the Restructuring Task Force worked to develop a recommendation to the Board regarding an overall restructuring strategy. The Board adopted this recommendation in January. At that time, the Board designated the Implementation Committee of the Board to work with management and outside advisors to develop a plan to implement the restructuring.

     The Implementation Committee has worked with management consultants (A.T. Kearney, Inc.), financial advisors (Merrill Lynch & Co.) and legal advisors (Piper Marbury Rudnick & Wolfe as special counsel to the Implementation Committee and Kirkland & Ellis as counsel to the CBOT and the Board of Directors) to provide expertise in developing the best plan for implementing the Board-approved restructuring strategy.

     In addition, in January 2000, the Board also designated the Independent Allocation Committee of the Board, comprised of four public directors, to consider the allocation question, including the fairness issues associated therewith. The Allocation Committee has worked with its own financial advisors (William Blair & Company, LLC) and special counsel (Winston & Strawn) in developing its recommendation.

     Significant input from both members and management was obtained through focus groups, individual conversations and email/MemberNet. The Board of Directors was briefed on a regular basic and many Directors also met with members of the Implementation Committee independently to provide input.

 .    Why does the CBOT need to restructure now?

     The CBOT needs to make a decision now about its future. There is risk if we adopt a "do nothing, wait and see" strategy. There are many external and internal forces providing incentive for the CBOT to change. For example, although we face increased competitive threats to our business, we have the ability to arrange opportunities for critical strategic alliances to capitalize on the growth of electronic trading if we restructure now. Based on these factors and the Board's view of the future, the Board has concluded that for the CBOT to be positioned to compete effectively in the 21st century, keeping the status quo is not a viable option.

     Thus, a plan was designed to position members to benefit from both updated open outcry and electronic trading. If the CBOT does not take this opportunity, the value to the membership of any future restructuring proposals could be less. It is believed the CBOT has an early mover advantage that should be seized now.

 .    What is the restructuring strategy?

     The overall restructuring plan calls for the CBOT to demutualize and become a for-profit company with a focus on updated open outcry trading. The CBOT's electronic trading business, part of which is now operated by Ceres, would be reorganized as a for-profit company focused exclusively on electronic trading. Both entities would be for-profit, demutualized companies. Current CBOT members would have ownership in both new companies.

     The electronic trading company would be focused on rapid growth, open access, high earnings and the potential to become a publicly traded company. It is our current intention to conduct an IPO if it is determined to be the best way to unlock value for the membership. On an interim basis, the electronic trading company would be operated as a for-profit subsidiary of the CBOT.

     The open outcry company is expected to remain closely held by the members who would own equity in the company. The for-profit status and other changes will allow for adoption of modern corporate governance procedures and improved decision making and business focus. We currently expect that the objective of this closely held corporation would be to use any retained earnings to make investments in trading operations and technology, to lower costs and to provide enhanced and more efficient trading opportunities. However, as a for-profit company, it could declare dividends to its members/stockholders if it chose to do so.


     The restructuring plan contemplates that the for-profit CBOT and the electronic trading company will offer all products currently offered by the CBOT. The cooperative operating agreement will provide traders in the pit access to the electronic platform and the "hit or take" functionality.

     Step One is the first important step to implement this restructuring plan.

 .    Why is this plan the best solution for the CBOT?

     The Board of Directors considered many other alternative plans and business models before approving the current restructuring plan. This restructuring plan is designed to provide the CBOT an opportunity to compete effectively in the 21st century. It was determined there were no other alternatives better able to provide value to the membership and to position the CBOT for leadership in the future.

     This solution was chosen because it best met the following criteria:
          .    Maximize membership value
          .    Helps to enable the CBOT to remain the center of liquidity for its existing and new products
          .    Enhance the corporate governance structure

          .  Best position the exchange for the future
          .  Can be successfully implemented
          .  Is fair to all classes of members and membership interest holders

 .    What is the expected valuation of the electronic trading company and what assumptions were used in determining the valuation? Can you show the membership what was presented to the Board?

     In connection with its review of the proposed restructuring plan, the Board of Directors received certain data on a range of possible valuations of the electronic trading company. This valuation data is dependent on the operating results of an entity that has not yet been formed, market conditions and numerous other variables. In light of the highly tentative, preliminary and subjective nature of such valuation data, and the fact that assumptions regarding projected operating results are subject to change, the Board of Directors believes that, at this time, release of any valuation data with respect to the electronic trading company would not be appropriate.

 .    How quickly do we need to act to implement this strategy successfully?

     The Board believes that time is of the essence. The CBOT needs to make a decision now about its future in order to capture early mover advantages. Any delay may only serve to hurt the ultimate value of the restructuring to the membership.

Restructuring Impact on the CBOT and its Members

 .    How will Step One of the restructuring impact the CBOT?

     As a result of the reincorporation of the CBOT in Delaware, the CBOT's current special charter will be eliminated and it will lose its unique status as a "special charter" entity. The CBOT will become a non-stock, not-for-profit Delaware corporation, with a new certificate of incorporation, bylaws, rules and regulations. We believe that this reincorporation will provide the CBOT with greater flexibility to pursue its goals, including the implementation of the overall restructuring strategy. Among other things, Delaware law will permit the reorganized CBOT ("Delaware NFP CBOT") to elect, upon appropriate member approval, to change its status to become a for-profit corporation.

 .    Will there be any change in my class of membership or membership interest after implementation of Step One?

     As a result of Step One, the members of the CBOT will become members of the reorganized Delaware NFP CBOT, which will retain the current not-for-profit status of the CBOT. Each class of CBOT membership and membership interest will be converted into a corresponding class of Delaware NFP CBOT membership of membership interest. The rights and obligations of the members of Delaware NFP CBOT will be governed by the new certificate of incorporation, bylaws (which will incorporate substantial portions of the current CBOT rules), substantial portions of the current CBOT regulations and applicable Delaware law. A detailed description of those rules and regulations which will be changed or repealed in connection with Step One of the restructuring will be included in the ballot disclosure. Also included in the ballot disclosure will be the full text of the new certificate of incorporation and bylaws of Delaware NFP CBOT.

 .    Will there be any changes in my rights and obligations as a member or membership interest holder after implementation of Step One?

     As a result of Step One, some of the rights and obligations of members and membership interest holders will change from those currently held in the CBOT today. Generally speaking, however, we believe that the memberships and membership interests in Delaware NFP CBOT will be substantially similar in all material respects to those held in the CBOT today. A detailed comparison of the rights of members before and after Step One will be included in the ballot disclosure, which you should read and consider carefully.

 .    What are the tax implications of restructuring?

     The disclosure materials relating to the subsequent membership vote will contain information regarding the restructuring tax consequences for U.S. federal income tax purposes for all members. However, everyone is urged to contact their personal tax advisor to assess the specific consequences of the restructuring to him or her.

 .    What will happen to traders' jobs?

     Similar to today, all traders have the choice to continue trading in the updated open outcry market or trade electronically or to do both.

 .    How will the restructuring affect the leasing rights of current members?

     We currently expect that the leasing privileges, with respect to trading and the CBOE exercise right, will remain the same as they are today.

Details about the Proposed New Companies

 .    Why will the electronic trading business be operated as an independent company?

     Operating the CBOT, focused on updated open outcry trading, as independent from the reorganized electronic trading company should allow each to make decisions that are best for each individual company. Within a single company structure, the Board and management teams could be forced to make trade-off decisions between the two types of trading platforms. Additionally, with limited resources, one or the other would be compromised and potentially could lead to the sub-optimization or even failure of both. For example, if electronic trading were growing rapidly the Board would be inclined to invest heavily to fuel that growth. That investment could come at the expense of open outcry.

     And finally, Merrill Lynch & Co., as financial advisor to the CBOT in connection with the restructuring, has advised the Board that the electronic trading company will have a higher valuation if it is maintained as a separate entity from the CBOT.

 .    Will ownership of the for-profit CBOT and the electronic trading company be independent of each other?

     Immediately following the proposed separation of the electronic trading company from the for-profit CBOT, it is expected that the stockholders of the for-profit CBOT would become stockholders of the electronic trading company. The restructuring anticipates that the for-profit CBOT and the electronic trading company will operate as two separate companies, with independent boards of directors and management. As described in the Restructuring Report, there will be certain non-compete and cooperative agreements between the two companies currently expected to last three years.

 .    Have rulebooks for the new companies been written?

     After the independent electronic trading company is reorganized and becomes a designated contract market, the for-profit CBOT and the electronic trading company will have separate rulebooks. It is currently expected that the charter, bylaws and trading rules for the for-profit CBOT and the electronic trading company will be prepared and presented to the membership in connection with a subsequent membership vote. It is currently contemplated that one rulebook will be used until such time.

 .    What actions will the for-profit CBOT take that will make open outcry competitive?

     For-profit CBOT will undertake cost reduction efforts and attempt to restructure its liabilities in order to strengthen its financial position.

 .    What will it cost the CBOT to restructure?

     We are still defining the total cost for restructuring. We currently expect that the restructured open outcry and electronic trading companies will each pay for their own restructuring costs. Based on preliminary analysis, it is expected that these companies should be able to afford requisite restructuring and start-up/activation costs.

 .    Should the CBOT improve its financial position before undertaking a restructuring?

     We believe that improving our current financial position should not be considered outside the context of restructuring. In fact, it is an integral component of restructuring. We believe that delaying restructuring will only worsen the current financial position of the CBOT. Given the current competitive environment, we believe that the CBOT must undertake the restructuring program urgently. We believe that the restructuring is the key to enabling the CBOT to make the significant operating, structural and financial improvements required.

 .    What types of customers would the electronic company target?

     In addition to the current CBOT customer base, there would be opportunities for the electronic trading eBrokers, day traders, business-to-business e-commerce and retail investors.

 .    Are there any potential strategic partners interested in the electronic trading company?

     Certain potential strategic partners and venture capitalists have approached the CBOT to express a possible interest in the concept of the reorganized electronic trading company. However, there have been no discussions and there has not yet been any determination with respect to the appropriate structure or terms of any such investment in the electronic trading company.

 .    How will the board of directors be selected for each of the new companies?

     Information regarding the process for selecting the respective boards of directors for the for-profit CBOT and the reorganized electronic trading company are included in the Restructuring Report.

 .    How does the restructuring affect clearing and the Board of Trade Clearing
     Corporation (BOTCC)?

     Initially, it is expected that both companies will contract with BOTCC to act as their clearinghouse and BOTCC will offer fungibility to both companies. No formal arrangements have been made at this time.

 .    How does the restructuring impact the CBOT/Eurex alliance?

     The CBOT/Eurex joint venture is a significant asset of the CBOT that we intend to include as a key component of the electronic trading company. We believe our CBOT/Eurex agreement will position us to create a superior electronic trading business.

 .    How will trading fees be established for the electronic trading company and for-profit CBOT?

     We currently expect that trading fees assessed by each company will be determined independently by their respective boards of directors and management. The electronic trading company, however, is currently anticipated to establish exchange fees for CBOT members and their lessees that are no higher than those charged to anyone else for the term of a three-year non-compete and cooperative agreement.

 .    Will all products at CBOT be traded at the electronic trading company?

     The reorganized electronic trading company is currently expected to trade every product currently offered by the CBOT with full fungibility of such products and clearing functions provided by the Board of Trade Clearing Corporation.

 .    Will the management of the electronic trading company operate independently of CBOT?

     We currently intend that the management of the electronic trading company will be substantially independent as soon as it is established. Merrill Lynch & Co. has indicated to the Board that having independent management in place is necessary in order to position the electronic trading company as a viable candidate to attract strategic partners and for an initial public offering. The CBOT Board will retain the authority to establish certain terms of operations of the electronic trading company. Powers reserved to the CBOT Board for approval are currently expected to include, without limitation, the issuance of up to 20% of the equity of the electronic trading company, the operation of Ceres by the electronic trading company as general partner, if applicable, and policies with respect to fees, hours, margins and access. During the interim period after the first member approval and before the final separation of the reorganized electronic trading company, as the board of directors of the controlling shareholder of the electronic trading company and due to various operational requirements such as funding and access to products, platforms and fungibility, the CBOT board of directors ultimately will be in a position to direct the focus of the electronic trading company and its board of directors.

We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.

[This screen may be accessed by clicking the "CBOT Files Suit Over Exercise
 Rights" button on the Home Page Screen and Restructuring Screen.]

Chicago Board of Trade                                                 Press Box
--------------------------------------------------------------------------------


Press Release

FOR IMMEDIATE RELEASE

David Prosperi
312-435-3456
Katherine Spring
312-475-5987


CBOT FILES SUIT OVER EXERCISE RIGHT

The CBOT complaint seeks a declaration that its move to a Delaware not-for-profit corporation preserves the Exercise Right

CHICAGO, June 30, 2000-Today, the Board of Trade of the City of Chicago filed a lawsuit seeking a declaration that the CBOT's reincorporation as a Delaware not-for-profit corporation would not extinguish the Exercise Right and asking the Court to prevent the Chicago Board Options Exchange from taking any action to the contrary. CBOT's reincorporation as a Delaware not-for-profit is known as Step One of the Board of Trade's restructuring strategy. Step One was resoundingly approved by over 90% of the CBOT's members in a June 28 vote.

On June 20, 2000, CBOE issued a circular stating that when Step One of CBOT restructuring is completed CBOT Full Members' CBOE Exercise Right would "disappear" as a matter of law. Yesterday, the CBOT wrote to the CBOE asking for a written confirmation that the CBOE's position had changed and that following CBOT's reincorporation in Delaware CBOE would take no action to jeopardize the Exercise Right. The CBOE refused to provide that confirmation.

CBOT Chairman David Brennan stated: "I have pledged to our members to do whatever is needed to preserve the CBOE Exercise Right as an essential element of our restructuring plan. Since CBOE persists in its unfounded claim that Step One is inconsistent with the Exercise Right and would otherwise remain free to act to attempt to encumber or eliminate that legal right at any time, we had no choice but to act. We look forward to judicial vindication of our position and to moving forward with our plan to modernize the Board of Trade's business operations."

Attached are copies of the CBOE's June 29 response, our reply, and our letter to CBOT members regarding the lawsuit.

The CBOT urges its members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994,
Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.


                             --------------------

Chicago Board of Trade Options Exchange 400 South LaSalle Street Chicago, Illinois 60605 www.cboe.com

Thomas A. Bond Vice Chairman Phone: 312 786-7088 Fax: 312 786-7407 bond@cboe.com

June 29, 2000

BY MESSENGER

Mr. David P. Brennan Chairman of the Board Chicago Board of Trade 141 West Jackson Boulevard Chicago, Illinois 60604

Dear David,

Your letter of today suggests that the Chicago Board of Trade has misunderstood CBOE Information Circular IC00-64. By no means does the circular imply any change in CBOE's legal position concerning the effect of CBOT's restructuring on the exercise right. The purpose of the circular was simply to assure our members that we do not intend to bar exercisers from the CBOE's trading floor on account of the reincorporation of CBOT as a Delaware non-stock corporation.

Sincerely, Thomas A. Bond Vice Chairman


                             --------------------

June 30, 2000

Dear Bill and Tom:

On June 20, 2000, CBOE issued a circular stating that when Step One of our Restructuring is completed our Full Members' CBOE Exercise Right would "disappear" as a matter of law. We strongly disagree with CBOE's view. After receiving your June 29 circular, I wrote to you asking for confirmation that CBOE's position had changed and that you would take no action to jeopardize the Exercise Right based on our reincorporation in Delaware. Your letter of June 29 refused to provide that confirmation.

As you know, preserving the Exercise Right is an essential ingredient of our restructuring plan. Since you have been unwilling to provide us with any assurance that you will not act to attempt to encumber or eliminate the Exercise Right after Step One is effectuated, we had no choice but to act. After careful deliberation, we have today filed a complaint in the Circuit Court of Cook County seeking a declaration that implementation of Step One does not extinguish or impair the Exercise Right and asking the Court to prevent CBOE from taking any action to the contrary.

We regret that you have forced us to resolve this dispute in the courts, but by virtue of your June 29 letter you have given us no alternative. At the same time, we are willing to continue our negotiations with you on a merger or other joint business strategies that will strengthen our two great institutions. We are hopeful that in the coming weeks we can still amicably resolve our differences.

Sincerely, David P. Brennan

The CBOT urges its members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994,
Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.


                             --------------------

June 30, 2000

Dear Fellow Members:

On June 20, 2000, CBOE issued a circular stating that when Step One of our Restructuring is completed our Full Members' CBOE Exercise Right would "disappear" as a matter of law. We strongly disagree with CBOE's view. Yesterday, June 29, CBOE issued a new circular, and in response I wrote to CBOE asking for confirmation that its position had changed and that after our reincorporation in Delaware CBOE would take no action to jeopardize the Exercise Right. CBOE has refused to provide that confirmation. Instead, late yesterday afternoon they sent me the attached letter, which speaks for itself. My reply to CBOE's June 29 letter is also attached.

Your Board of Directors and I have pledged to preserve the CBOE Exercise Right as an essential element of our restructuring strategy. Since CBOE persists in its unfounded claim that Step One is inconsistent with the Exercise Right and that it is free to attempt to encumber or eliminate that legal right at any time, your Board of Directors had no choice but to act. After careful deliberation, we have today filed a complaint in Circuit Court of Cook County seeking a declaration that implementation of Step One does not extinguish the Exercise Right, and asking the Court to prevent CBOE from taking any action to the contrary. A copy of the complaint is available in the Legal Department.

We have told CBOE management that we are still willing to engage in negotiations, and we hope that our two great institutions can still resolve our differences amicably. At the same time, we remain committed to preserving the Exercise Right as we move forward with our restructuring initiative.

Sincerely, David P. Brennan

Email: restructuring@cbot.com Hotline: 847-326-0926 Phone: 312-347-5102 Fax:
312-341-5810 Mail: CBOT Restructuring 4015 Board of Trade Building Chicago, Ill. 60604

The CBOT urges its members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994,
Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

[This screen can be accessed by clicking the "Step One Ballot Mailed for June 28 Vote" button on the Restructuring Screen.]

Chicago Board of Trade                                              News & Views
--------------------------------------------------------------------------------



June 5, 2000

Dear Fellow Member,

The ballots for step one of our restructuring plan have been mailed to members for a June 28, 2000 membership vote.

Since our floor meeting May 25, I have received very positive feedback from members who attended, and I am confident that our restructuring plan, so imperative to our success, will pass.

I have attached for your information a letter from Mayor Daley, in which he lends his support to our restructuring initiative. I felt it important to pass it along to the membership.

Sincerely,


David P. Brennan

Mr. David P. Brennan
Chairman
Chicago Board of Trade
141 West Jackson Boulevard
Sixth Floor
Chicago, Illinois 60604

Dear Chairman Brennan and Members of the Chicago Board of Trade:

      Congratulations and best wishes as you near a vote on one of the most critical issues your institution has faced in its 152-year history. All of Chicago faces the challenges of new technology and a changing economy, and keeping the marketplace vibrant for the future of Chicago and for you as members of the Board of Trade is very important.

      Chicago's exchanges have always been at the forefront of their industry. You represent the best of the city's entrepreneurial spirit. From the introduction of financial futures and side-by-side trading to after-hours trading and electronic markets, the Chicago Board of Trade and its fellow exchanges have blazed the trail to the financial future. You continue to innovate as you move forward in this decision-making process, and I congratulate you on your commitment to addressing these challenging issues.

      Chicago's exchanges provide nearly 200,000 jobs to our community, and more than $35 billion in bank deposits. You are a critical part of our region's economy and a Chicago icon for the world. I am confident that the Chicago Board of Trade will rise to all challenges and succeed. I wish you and your members all the best as you face these critical decisions.


Sincerely,

Mayor

We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, a documents filed by the CBOT at the Commissions web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.

[This screen may be accessed by clicking the "May 25, 2000 Floor Meeting" button on the Restructuring Screen.]

Chicago Board of Trade                                              News & Views
--------------------------------------------------------------------------------


                                 May 25, 2000
                              CBOT Floor Meeting
                     Remarks by Chairman David P. Brennan

Welcome members as well as to those on MemberNet. I am excited to talk to you today about the proposed restructuring plan and the implementation of the first step of the restructuring process that was approved by the Board of Directors last week.

Before I begin, I would like to thank the members of the Restructuring Task Force, the Implementation Committee, the Allocation Committee and management for bringing this plan before the membership.

By now, you should have all received the Restructuring Report as well as a Q&A document on the restructuring. I hope that you have found these useful as a first step in understanding the steps we are taking and the vote that will be before the members shortly.

The Board of Directors overwhelmingly approved the ballot for the membership vote and unanimously approved the restructuring report.

The purpose of today's meeting is to provide you with an overview of the actions recently taken by the Board and the ballot on which you will be asked to vote.

What I want to address are the issues surrounding the first vote which is just Step 1 of the restructuring process and is more technical in nature. To assist me in this process, I have asked a number of the external advisors that have been working with the Board of Trade to be with us today.

I will begin by giving you a high level overview of the restructuring plan, some key industry trends, and address some issues in my opening remarks.

Next, I will ask Justin Zubrod, a Vice President with A.T. Kearney, to provide a brief summary of the restructuring plan. Justin and a team from A.T. Kearney have been working with us for several months to develop this plan.

Next, Kirkland & Ellis will outline the specific provisions of the ballot on which the members are being asked to vote. Members are being asked to vote only on Step One of the restructuring and Kirkland & Ellis will explain exactly what that means.

Finally, I would like to ask Interim President Dennis Dutterer to share with us his perspectives.

After you have heard from these groups, we will have more time for Q&A. I'll ask that you hold your questions until then so that we can get through all of the information in a timely manner.

We entered this year with a bold plan for the future of the Chicago Board of Trade. The industry is changing and our competitors are not sitting still. Even since we initially spoke regarding the restructuring plan in January, other markets have continued to make progress. I see three fundamental changes currently underway in our business.

Number One--Our members are becoming our competitors
Number Two--Exchanges are reinventing themselves
Number Three--Cash and futures markets are converging

I would like to speak briefly about each one of these trends.

In terms of our members becoming our competitors:

It seems that not a day passes where there isn't some news about our members and their efforts to create competing markets.

   . As you know BrokerTec was formed by seven of our largest member firms--its efforts are moving fast and it is scheduled to launch its platform for trading cash government debt instruments in 3Q 2000. BrokerTec plans to have a derivatives trading platform in the near future.
   . The second obvious example is Cantor Fitzgerald which has formed eSpeed-- eSpeed is a direct competitor for many of our products and they recently signed a deal with eight online brokers to offer e-trading of fixed-income products for retail clients.

These are but some of the more notable examples of what our members are doing. However, there is yet another set of initiatives that many of our competitors, many of which are members, are executing in regards to internet e-commerce in the agricultural and financial industries. I will speak more about that later.

The next point I would like to make regarding the industry is that competing exchanges are quickly reinventing themselves.

What do I mean by this?

   . First, exchanges are aggressively and quickly modifying their ownership structures in light of the changing market demands.
   . The Chicago Mercantile Exchange is scheduled to vote on demutalization on June 6.
   . The New York Mercantile Exchange is scheduled to vote on demutalization on June 20.
   . Second, as global barriers decrease and exchanges become more electronic the industry is consolidating.
          . The Paris, Amsterdam and Brussels exchanges announced a merger to form EuroNext.
          .  Archipelago, an ECN, acquired Pacific Exchange.
          . Deutsche Bourse and London Stock Exchange announced a potential merger to form iX.
   . These are but a few examples of the consolidation--a trend that I fully anticipate will continue.
   . Third, existing futures exchanges are investing heavily in their electronic trading business--and are using e-commerce to extend their businesses.
          .  NYMEX has formed eNYMEX to focus on the OTC energy market.
          .  LIFFE has formed LIFFE.com to sell its LIFFE Connect technology.
          . The Chicago Mercantile Exchange has allocated top staff and substantial capital to form business-to-business internet based commodity markets.

It is clear not only that our competitors are adapting but that they are adapting quickly.

The final point I would like to make with respect to the industry is that the cash and futures markets are converging.

Within the Agricultural, Financial and Energy industries companies are making aggressive plays to create internet based cash markets. This has attracted substantial investor capital and many competing companies have joined forces. It won't be long before almost all of the cash markets for our products are traded on the internet--we believe that customers will also want futures contracts on the same site.

In the financial markets, investment banks' proprietary web sites--as well as third-party web sites such as TradeWeb and EuroMTS--have made significant in-roads in creating internet-based markets for global government debt instruments.

It is only a matter of time before the likes of Rooster.com--started by one of our member firms--ice.com, and Farms.com begin to make the same inroads in the agricultural markets.

The big question is whether we can go after that same business before they come after ours. Our restructuring plan positions us to aggressively compete for that business and potentially dominate it. Our current structure guarantees that we won't even be a contender. So, where do we currently stand?

   .  First, in my opinion we have under-invested in e-commerce

It is true that we have invested a substantial amount of money in Eurex's technology but we haven't been able to seek out opportunities in the rapidly evolving B2B marketplaces due to our governance structure and constrained fiscal position.

Frankly, I don't think that it is possible to make the type of investment that is required while continuing to simultaneously operate an open-outcry exchange--therefore as described in the restructuring plan we have proposed splitting the electronic trading company into a separate entity after Step II of the restructuring is complete.

   . Second, regarding the current CBOT governance, we have an antiquated corporate structure.

For the past 150 years we have been a Special Illinois Charter membership organization and have been well served by this structure. Although it has worked well in the past it is time that we move on and adopt a structure that provides us greater flexibility in these fast-changing times.

A move to Delaware will provide us the flexibility that we require and this is all we are asking for in the first membership vote.

Before we move on, let me address some key issues. Many of us are concerned with our trading privileges and ownership. I want to address three issues up-front:

Number One: Fungibility of our products

Number Two: Preferential member pricing

Number Three: Allocation

The first issue is fungibility.

The recommendations of the Implementation Committee as adopted by the Board of Directors contemplates a $55 million payment from the electronic trading company to the open outcry company upon separation of the two.

The electronic trading company will pay its share of common operating costs.

Additionally, the electronic trading company will pay its share of the liabilities primarily incurred in connection with the development of the CBOT/Eurex alliance.

Under the recommended restructuring plan the membership shall receive:

   . All of their shares of electronic trading company other than the portion sold to third-party investors,
   . And an opportunity to participate in such capital raising in order preserve your ownership interest.

Again this allows you, the members, to reap the full value created in the new electronic company. We also believe the fungibility of products following the separation will be beneficial to both companies.

This will allow the open outcry company:

   .  To leverage its strengths to compete effectively for order flow.
   . And will allow its market participants to offset open interests across the platforms as well as cross-margin benefits.

An ongoing payment will have an adverse impact on the ability of the electronic trading company to raise capital in the private and public markets. That capital is needed to fund its operations and create value for the members.

Many of you are aware of the relationship between Cantor Fitzgerald and eSpeed. I believe there has been a misplaced comparison between Cantor Fitzgerald's formation of eSpeed and the Board of Trade proposed formation of the electronic trading company. Espeeds' fundamentals are:

   . It is the majority-owned subsidiary of Cantor, and houses the electronic platform used by the Cantor exchange.
   . It shares its trading platform so all revenues are shared between Cantor and eSpeed.
   . Cantor raised money through the sale of a portion of its share in eSpeed at the time of eSpeed's IPO.

The key differences between our plan and eSpeed are:

   1. Cantor did not receive any one-time payment from eSpeed as is contemplated in our restructuring plan.

   2. And in our restructuring plan there are two separate companies with no parent-subsidiary relationship.

Based on this we believe that the open outcry company and the membership are receiving significant and full value. The second issue is preferential member pricing.

The restructuring plan currently provides that members at the open outcry company will receive:

   . The best pricing at the electronic trading company for three years, which is the duration of the contemplated non-compete agreement between the two entities.
   . This right would travel with a member's seat, whether transferred by sale or lease.
   . This will allow smaller members to compete with larger traders and firms who have higher trading volumes throughout the term of the non-compete.

We have been advised that granting a perpetual right to preferential pricing may have a significant and negative impact on the financial results and operating flexibility of the electronic trading company. This adverse impact should not be offset by any benefit to seat values at the open outcry company.

Further, such a right may adversely affect the ability of the electronic trading company to effectively raise capital in the private and public markets, capital which is needed to fund operations and create ongoing value to the membership.

The Management of the electronic trading company could decide to extend the preferential pricing policy beyond the three-year term of the non-compete. However, its decisions will be driven by business judgment and actions to ensure liquidity and shareholder value at the electronic exchange.

The preferential pricing rights and fungibility reflect the Implementation Committee's and Board of Directors' best judgment in light of the plan as a whole and the benefits to be derived by all members in the restructuring.

Brian Sterling, Managing Director of Merrill Lynch &

Company is here with me. He will be able to answer more specific questions in the Q&A session on fungibility, eSpeed, and preferential member pricing.

The third issue is allocation

In January the Board of Directors established an Independent Allocation Committee, comprised solely of the public or "outside" directors of the Board. The mission of this committee was to determine and recommend a fair allocation of shares in the for-profit CBOT and the electronic trading company.

The Independent Allocation Committee engaged an independent financial advisor, William Blair and Company, and special counsel, to assist in developing its recommendation.

After considering various methodologies for allocation, the Independent Allocation Committee concluded that an allocation methodology that takes into account a combination of factors rather than a single factor is appropriate and that the factors should include:

   . Relative liquidation rights, (beta symbol) Relative voting rights, . The Ceres allocation,
   . The market prices of memberships and membership interests, and . The contract volumes.

The Committee did not believe it was appropriate to assign specific weight to any particular factor, but concluded that relatively greater importance should be given to liquidation rights, voting rights, and the Ceres allocation.

Based on these conclusions, the Allocation Committee unanimously recommended an allocation of shares in each of the for-profit CBOT and the electronic trading company in the following ratios:

   .  Full--5.00
   .  AM--1.00 (beta symbol) GIM--0.50 (beta symbol) COM--0.07
   .  IDEM--0.06

At our last Board meeting, the full Board considered and approved the recommendation.

We have gone to great lengths to ensure that this was a fair and impartial process.

Restructuring is about fundamental change. This means focusing on the future. The Board of Directors, Restructuring Task Force, Implementation Committee and all of our advisors have been focused on putting together a forward-looking plan. Many of you share this same spirit. We need to go forward.

As I have mentioned many times before, the objective of restructuring is very simple: Position the members of this exchange to own the future. To do this, we need to create the best possible open-outcry and electronic trading businesses for the Board of Trade and its members. "Status quo or deferral is not an option. There is no Plan B."

Yes, there have been many things to explore. I believe we have spent more than adequate time on analysis. Let's move ahead--now.

We have an opportunity to dominate the future. I believe in this institution, its history as a market leader and the wisdom of its members to see this opportunity and grab it. I see a bright future for all of us.

Our plan is solid. I look forward to your "embracing change" and to your approval.

We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commissions web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.

[This screen may be accessed by clicking the "Board Approves Step One of Restructuring" button on the Restructuring Screen.]

Chicago Board of Trade                                              News & Views
--------------------------------------------------------------------------------


May 17, 2000

Dear Fellow Members:

I am very proud and honored to announce that the Board of Directors of the Chicago Board of Trade approved the ballot containing Step One of the restructuring plan. This event is a momentous step forward and a history-making event for our organization. The overall restructuring plan will allow the CBOT to focus on updated open outcry trading, while at the same time capture the growth of electronic trading.

You will shortly be receiving the ballot along with disclosure materials. The ballot seeks the membership's approval to reincorporate the Chicago Board of Trade in Delaware as a Delaware non-stock, not-for-profit corporation. The ballot materials also confirm our intention to form a wholly-owned, for-profit subsidiary through which we will conduct our electronic trading business, part of which is currently operated by Ceres.

The ballot disclosure materials will provide additional information on the legal actions required to implement Step One of the restructuring, certain changes in member rights and obligations after reincorporation in Delaware and the procedure for and timing of the member vote. Step One of the restructuring is expected to be implemented as soon as practicable following approval by the members in this member vote, as described in the ballot disclosure.

In the next few days, we will also send each of you a special report setting forth the current recommendations of the Implementation Committee. We are providing you with this report because we believe it is extremely important to inform the membership of the overall restructuring plan beyond Step One. This plan was reviewed and adopted by the Board at today's meeting as the current vision of the overall restructuring strategy. The subsequent steps of the restructuring plan would be implemented as soon as practicable following subsequent membership approval and subject to receiving certain regulatory approvals and a favorable ruling from the Internal Revenue Service.

I would like to express my gratitude to the Restructuring Task Force, a task force comprised of directors and members, which contributed a tremendous amount of work to the development of this plan. I would also like to thank the Implementation Committee of the Board of Directors, which is comprised of Charlie Carey, Flip Filipowski, Harold Lavender, Peter Lee, Veda Kaufman Levin, Jamie McMillin, Joe Niciforo and Mike Ryan. My thanks also go out to the Independent Allocation Committee of the Board of Directors, which is chaired by Governor Thompson and comprised of Dr. Robert S. Hamada, Robert H. Michel and Ralph H. Weems.

This is a historic time for the Chicago Board of Trade. The CBOT has built its leadership position by being highly responsive to customers and having superior management. This restructuring is another ground-breaking step in continuing the CBOT's industry

141 W. Jackson Blvd.
Chicago, Illinois 60604-2994
312 435-3601
Fax: 312 341-3392

We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.